Exhibit 99.1

Exhibit 99.1 Itaú Corpbanca Announces Third Quarter 2021 Management Discussion & Analysis Report SANTIAGO, Chile, Oct. 29, 2021 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the third quarter ended September 30, 2021. For the full MD&A Report, please refer to the following link: https://s2.q4cdn.com/476556808/files/doc_financials/2021/q3/Itau%cc%81-CorpBanca-3Q21-MD-A.pdf On Tuesday, November 2, 2021, at 11:00 A.M. Santiago time (10:00 A.M. ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Executive Officer, Rodrigo Couto, Itaú Corpbanca’s Chief Financial Officer and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations. Conference Call Details: Online registration: https://conferencingportals.com/event/LcAnNmZD Phone registration: +1 (800) 770-2030 or +1 (647) 362-9199 Upon registering, each participant will be provided with call details and a registrant ID used to track attendance on the conference call (Access Code: 61362#). Reminders will also be sent to registered participants via email. Please provide this registration information to those participants that you would like to attend your conference call. Telephone and Virtual Q&A session: Telephone Q&A session will be available as well as written Q&A through a box on the console, where attendees can type in their questions. We will read and answer selected questions verbally. Slides and Audio Webcast: There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at: https://event.on24.com/wcc/r/3410503/AE642CD35727B6DACFDFB0A06871FD14 Webcast will be available on-demand via the same address as the live event afterwards. Investor Relations – Itaú Corpbanca +56 (2) 2660-1701 / IR@itau.cl / ir.itau.cl

Management Discussion & Analysis 3Q21 ir.itau.cl /Itaú Chile facebook.com/itauchile @itauchile

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CONTENTS Table of Contents Management Discussion & Analysis Page 5 7 Executive Summary 17 Income Statement and Balance Sheet Analysis Managerial results - Breakdown by country 19 Managerial results - Breakdown for Chile 21 41 Managerial results - Breakdown for Colombia 31 Balance Sheet 47 Risk and Capital Management 49 Additional Information Complete Financial Statements Access here 53 Report of Independent Auditors

4 (This page was intentionally left blank) Itaú Corpbanca

Management Discussion & Analysis Management Discussion & Analysis

6 This report is based on Itaú Corpbanca reviewed financial statements for 3Q21, 2Q21 and 3Q20 prepared in accordance with the Compendium of Accounting Standards issued by the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero, or “CMF”) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of September 30, 2021 of Ch$809.02 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the CMF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or “SF”). Certain figures included in this Quarterly Report for the three months ended September 30, 2021 and 2020, for the three months ended June 30, 2021 and as of the nine-month periods ended September 30, 2021 and 2020 have been rounded for ease of presentation. Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding. As used in this MD&A Report, the term “billion” means one thousand million (1,000,000,000) and the term “trillion” means one million million (1,000,000,000,000).

Management Discussion & Analysis | Executive Summary

Itaú Corpbanca **Financial Information**

The financial information included in this **Management Discussion & Analysis Report** ("MD&A Report") is based on our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 9, 10 and 11 of this report for further details on our managerial model.

Financial **Highlights**

We present below **selected consolidated managerial financial information** and operating information of Itaú Corpbanca for the three months ended September 30, 2021 and 2020, for the three months ended June 30, 2021 and as of the nine-month periods ended September 30, 2021 and 2020.

	In Ch$ million (except where indicated), end of period	3Q21	2Q21	3Q20	9M21	9M20
Results	Recurring Net Income	58,969	70,773	(10,057)	224,870	44,708
	Operating Revenues [1]	278,373	255,966	250,697	850,649	789,592
	Managerial Financial Margin	230,307	214,459	213,890	721,527	669,504
Performance	Recurring Return on Tangible Avg. assets (RoTAA) [2,3]	0.7%	0.8%	-0.1%	0.9%	0.2%
	Recurring Return on Tangible Avg. equity (RoTAE) [2,4]	13.2%	16.0%	-2.1%	16.9%	3.0%
	Recurring Return on Avg. assets (RoAA) [2]	0.7%	0.8%	-0.1%	0.9%	0.2%
	Recurring Return on Avg. equity (RoAE) [2,5]	10.1%	12.2%	-1.6%	12.9%	2.0%
	Risk Index (Loan loss allowances / Total loans)	3.3%	3.3%	3.3%	3.3%	3.3%
	Non-performing Loans Ratio 90 days overdue (NPL) - Total	2.3%	2.6%	2.1%	2.3%	2.1%
	Non-performing Loans Ratio 90 days overdue (NPL) - Chile	2.0%	2.3%	1.8%	2.0%	1.8%
	Non-performing Loans Ratio 90 days overdue (NPL) - Colombia	3.5%	3.9%	3.5%	3.5%	3.5%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	142.1%	127.0%	154.9%	142.1%	154.9%
	Efficiency Ratio (Non-interest expenses / Operating revenues)	58.6%	58.4%	64.5%	55.3%	60.2%
	Risk-Adjusted Efficiency Ratio (RAER) [6]	77.9%	68.6%	102.0%	69.2%	93.4%
Balance Sheet	Total Assets	35,768,845	34,402,380	36,731,915		
	Gross Total Credit Portfolio	23,811,968	22,872,905	23,402,288		
	Total Deposits	17,115,052	16,820,482	17,754,334		
	Loan Portfolio / Total Deposits	139.13%	135.98%	131.81%		
	Shareholders Equity	2,355,997	2,297,933	2,496,130		
	Tangible Equity [4]	1,812,164	1,750,136	1,936,315		
Other	Headcount [7]	8,091	8,200	8,446		
	Chile	5,160	5,187	5,331		
	Colombia	2,931	3,013	3,115		
	Branches [8]	293	297	298		
	Chile	186	189	187		
	Colombia	107	108	111		
	ATM – Automated Teller Machines	523	525	531		
	Chile	401	402	406		
	Colombia	122	123	125		

Notes: **(1)** Operating Revenues = Managerial Financial Margin + Commissions and fees. **(2)** Annualized figures when appropriate. **(3)** Total tangible assets = Total assets excluding goodwill and intangibles from business combination. **(4)** Tangible equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 45 of this report. **(5)** Equity = Shareholders equity. **(6)** Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. **(7)** Headcount for Chile includes employees of our New York branch and since 1Q18 also from our RepOffice in Lima and also in Madrid until 2Q19; and headcount for Colombia includes employees of Itaú (Panamá). **(8)** Branches for Chile include one branch in New York and branches for Colombia include one office in Panama.

Itaú Corpbanca 7

Management Discussion & Analysis | Executive Summary

In Ch$ million (except where indicated), end of period		3Q21	2Q21	3Q20	9M21	9M20
Highlights	Total Outstanding shares (Thousands)	512,406.76	512,406.76	512,406.76	512,406.76	512,406.76
	Book Value per share (Ch$)	4.598	4.485	4.871	4.598	4.871
	Diluted Recurring Earnings per share (Ch$)	0.115	0.138	-0.020	0.439	0.087
	Accounting Diluted Earnings per share (Ch$)	0.105	0.132	-0.027	0.413	-1.437
	Diluted Recurring Earnings per ADR (US$)	0.213	0.283	-0.037	0.814	0.166
	Accounting Diluted Earnings per ADR (US$)	0.194	0.271	-0.052	0.765	-2.739
	Dividend (Ch$ million)	n.a.	n.a.	n.a.	n.a.	127,065
	Dividend per share (Ch$)	n.a.	n.a.	n.a.	n.a.	0.2480
	Gross Dividend per ADS (US$)	n.a.	n.a.	n.a.	n.a.	0.4316
	Market capitalization (Ch$ billion)	1,019.18	1,040.70	1,068.37	1,019.18	1,068.37
	Market capitalization (US$ billion)	1.3	1.4	1.4	1.3	1.4
	Solvency Ratio - BIS Ratio [9]	12.81%	13.13%	13.18%	12.81%	13.18%
	Shareholders' equity / Total assets	6.59%	6.68%	6.80%	6.59%	6.80%
	Shareholders' equity / Total liabilities	7.07%	7.17%	7.31%	7.07%	7.31%
Indicators	Ch$ exchange rate for US$1.0	809.02	731.91	786.96	809.02	786.96
	COP exchange rate for Ch$1.0	0.2121	0.1949	0.2045	0.2121	0.2045
	Monetary Policy Interest Rate - Chile [10]	1.5%	0.5%	0.5%	1.5%	0.5%
	Monetary Policy Interest Rate - Colombia [10]	1.8%	1.8%	1.8%	1.8%	1.8%
	Quarterly UF variation - Chile [11]	1.3%	1.1%	0.1%	3.4%	1.4%
	Quarterly CPI variation - Chile	2.4%	0.7%	0.9%	4.3%	2.1%
	Quarterly CPI variation - Colombia	1.2%	1.5%	0.3%	4.3%	1.4%

Notes: (9) BIS Ratio= Regulatory capital / RWA, according to CMF current definitions. **(10)** End of each period. **(11)** UF (Unidad de Fomento) is an official unit of account in Chile that is constantly adjusted for inflation and widely used in Chile for pricing several loans and contracts.

Itaú Corpbanca 8

Management Discussion & Analysis | Executive Summary

Net Income and Recurring Net Income

Our recurring net income attributable to shareholders totaled Ch$58,969 million in the third quarter of 2021 from an accounting net income of Ch$53,623 million for the period, as a result of the elimination of non-recurring events, which are presented in the table below:

Non-Recurring Events

In Ch$ million	3Q21	2Q21	3Q20	9M21	9M20
Net Income Attributable to Shareholders (Accounting)	**53,623**	**67,671**	**(14,006)**	**211,516**	**(736,422)**
Non-Recurring Events	**5,346**	**3,102**	**3,949**	**13,354**	**781,130**
(a) Transaction Costs	57	148	(77)	205	(28)
(b) Goodwill impairment and amortization/impairment of intangible generated through business combinations	5,424	5,424	5,486	16,271	818,985
(c) Provisions, impairment and accelerated depreciation	300	(3)	-	1,594	-
(d) Other Contingencies	1,542	1,738	-	3,280	(698)
Tax Effects	(1,977)	(4,204)	(1,461)	(7,996)	(37,130)
Recurring Net Income Attributable to Shareholders (Managerial)	**58,969**	**70,773**	**(10,057)**	**224,870**	**44,708**

Events that we have considered non-recurring and at the same time not part of our business are the following:

(a) Transaction Costs: Costs related to the closing of the merger between Banco Itaú Chile and Corpbanca, such as investment banks, legal advisors, auditors and other related expenses.

(b) Goodwill impairment and amortization/impairment of intangible generated through business combinations: Amortization of intangibles arising from business combination, such as customer relationships.

(c) Provisions, impairment and accelerated depreciation: Considers (i) provisions for physical structure restructuring; (ii) impairment of intangible technology assets related to the systems consolidation process; and (iii) impairment and accelerated depreciation of fixed assets related to footprint revision and migration to a Remote First working model.

(d) Other Contingencies: Mainly due to provisions related to the systems consolidation process generated in the Itaú - Corpbanca integration.

Itaú Corpbanca 9

Management Discussion & Analysis | Executive Summary

Managerial Income Statement

Our managerial financial model reflects how management measures and analyzes financial performance by disaggregating commercial performance, financial risk management, credit risk and costs control.

For our managerial results, we adjust for non-recurring events that affect accounting net income (as detailed on the previous page) and apply managerial criteria to disclose our income statements. Regarding the latter, our managerial criteria affects the breakdown of our income statement but does not impact our net income. Among the managerial adjustments, we highlight the tax effects of the hedge of our investments abroad – originally accounted for as income tax expense on our Net Income and subsequently reclassified as financial margin, the reclassification of foreign exchange hedge positions of US dollars denominated provisions, the reclassification of country-risk provisions; the provisions for assets received in lieu of payment; provisions and write-off of assets received in lieu of payment, and the reclassification of provisions for our credit card loyalty program.

These reclassifications enable us to carry out a business analysis from management's perspective. Beginning with the first quarter of 2019 we have been disclosing our income statement in the same manner as we do internally, incorporating additional P&L reclassifications. One important change to highlight would be the Managerial Financial Margin disclosure as it is shown in the table on page 12 (Accounting and Managerial Statements Reconciliation) of this report together with our previous P&L reclassifications.

For tax purposes, the Chilean Internal Revenue Service *(Servicio de Impuestos Internos* or "SII") considers that our investment in Colombia is denominated in U.S. dollars, which based on the exchange rates of each of disbursements (not current exchange rates) is US$1,792 million. This amount considers the acquisition of shares of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company announced to the market in December 3, 2019 for approximately US$334 million.

As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility of the exchange rate generates an impact in the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. In addition to the New York Branch, in the first quarter of 2020, management has decided to consider other investments in its hedge strategy with derivatives, also to be analyzed along with income tax expenses (total exposure US$179 million).

With regards to the hedging of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating the effects of foreign exchange variations through financial instruments and includes the impact of all tax effects.

As the consolidated financial statements for Itaú Corpbanca uses the Chilean peso as its functional currency, foreign currencies are translated into Chilean peso. For our investment in Colombia, we have decided to hedge this translation risk effect in our income statement.

In the third quarter of 2021, the Chilean peso depreciated 8.8% against the Colombian peso, compared to an appreciation of 0.7% in the previous quarter. In addition, the Chilean peso depreciated 10.5% against the U.S. dollar in the third quarter of 2021. Approximately 33% of our loan portfolio is denominated in, or indexed to, foreign currencies. We present below the foreign exchange variation of the Chilean peso against the U.S. dollar and the Colombian peso:

Main foreign exchange variations of the Chilean peso

U.S. dollar **Ch$ 809.02**	**10.5%** (3Q21/2Q21)	**2.8%** (3Q21/3Q20)
Colombian peso **Ch$ 0.2121**	**8.8%** (3Q21/2Q21)	**3.7%** (3Q21/3Q20)

Itaú Corpbanca

10

Itaú Corpbanca Executive Summary Management Discussion & Analysis 11 Managerial Income Statement in Ch$ million 3Q21 in Ch$ million 3Q21 1 Interest Income 378,845 Operating Revenues 369,687 1 Interest Expense (152,102) 1 Managerial Financial Margin 309,375 Net Interest Income 226,743 Financial Margin with Clients 211,553 2 Fees and commission income 60,312 Financial Margin with the Market 97,822 4 Fees and commission expense (17,305) 2 Commissions and Fees 60,312 Net fee and commission income 43,007 3 Cost of Credit (69,490) 1 Total financial transactions, net 79,065 Provision for Loan Losses (87,504) 1 Other operating income 3,819 Recoveries from Loans written-off as losses 18,014 Total operating income 352,634 Credit Value Adjustment (or “CVA”; ratings and colla- terals effects) - 3 Provision for Loan Losses (87,504) 4 Non-interest Expenses (184,592) 3 Recoveries from loans written-off as losses 18,014 Personnel Expenses (72,311) Net operating income 283,144 Administrative Expenses (86,772) 4 Personnel expenses (72,311) Depreciation, Amortization and Impairment (25,509) 4 Administrative expenses (63,439) Income before Tax and Minority Interests 115,605 4 Depreciation and amortization (25,475) 5 Income tax expense (61,664) 4 Impairments (34) 6 Minority Interests in Subsidiaries (318) 4 Other operating expenses (6,028) Net Income attributable to Shareholders 53,623 Total operating expenses (167,287) Operating Income 115,857 1 Income from investments in other companies (252) Income before taxes 115,605 5 Income tax expense (61,664) Net Income 53,941 6 Minority interests (318) Net Income attributable to Shareholders 53,623 We present below a detailed reconciliation from our accounting income statements to our managerial income statements before a dding/deducting non-recurring events as previously described. Even though the example below has been prepared with 3Q21 figures, it can be used to replicate any period:

Management Discussion & Analysis | Executive Summary

Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 3rd Quarter of 2021

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**369,687**	**(29,740)**	**(61,355)**	**(219)**	**278,373**
Managerial Financial Margin	309,375	(17,494)	(61,355)	(219)	230,307
Financial Margin with Clients	211,553	(3,455)	-	(237)	207,861
Financial Margin with the Market	97,822	(14,039)	(61,355)	18	22,446
Commissions and Fees	60,312	(12,246)	-	-	48,066
Cost of Credit	**(69,490)**	**15,600**	**-**	**-**	**(53,890)**
Provision for Loan Losses	(87,504)	13,530	-	-	(73,974)
Recovery of Loans Written Off as Losses	18,014	1,292	-	-	19,306
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	778	-	-	778
Non-interest Expenses	**(184,592)**	**13,995**	**-**	**7,542**	**(163,055)**
Personnel Expenses	(72,311)	(3,762)	-	-	(76,073)
Administrative Expenses	(86,772)	10,539	-	1,959	(74,275)
Depreciation, Amortization and Impairment	(25,509)	7,218	-	5,583	(12,707)
Income before Tax and Minority Interests	**115,605**	**(145)**	**(61,355)**	**7,323**	**61,428**
Income Tax Expense	(61,664)	145	61,355	(1,977)	(2,141)
Minority Interests in Subsidiaries	(318)	-	-	-	(318)
Recurring Net Income	**53,623**	**-**	**-**	**5,346**	**58,969**

Accounting and Managerial Income Statements Reconciliation | 2nd Quarter of 2021

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**291,832**	**(33,182)**	**(4,331)**	**1,647**	**255,966**
Managerial Financial Margin	240,539	(23,395)	(4,331)	1,647	214,459
Financial Margin with Clients	220,625	(20,482)	-	1,738	201,880
Financial Margin with the Market	19,914	(2,913)	(4,331)	(91)	12,579
Commissions and Fees	51,293	(9,787)	-	-	41,506
Cost of Credit	**(30,832)**	**4,801**	**-**	**-**	**(26,031)**
Provision for Loan Losses	(44,565)	3,922	-	-	(40,643)
Recovery of Loans Written Off as Losses	13,733	709	-	-	14,442
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	170	-	-	170
Non-interest Expenses	**(183,593)**	**28,352**	**-**	**5,660**	**(149,581)**
Personnel Expenses	(71,148)	(164)	-	-	(71,312)
Administrative Expenses	(87,817)	21,683	-	(50)	(66,184)
Depreciation, Amortization and Impairment	(24,628)	6,834	-	5,710	(12,084)
Income before Tax and Minority Interests	**77,407**	**(28)**	**(4,331)**	**7,307**	**80,354**
Income Tax Expense	(9,689)	28	4,331	(4,204)	(9,534)
Minority Interests in Subsidiaries	(47)	-	-	-	(47)
Recurring Net Income	**67,671**	**-**	**-**	**3,102**	**70,773**

Itaú Corpbanca 12

Management Discussion & Analysis | Executive Summary

Itaú

3rd quarter of 2021 Income Statement

We present below the managerial income statements with the reclassification and non-recurring adjustments described above:

In Ch$ million	3Q21	2Q21	change		3Q20	change		9M21	9M20	change	
Operating Revenues	**278,373**	**255,966**	**8.8%**	**22,407**	**250,697**	**11.0%**	**27,676**	**850,649**	**789,592**	**7.7%**	**61,057**
Managerial Financial Margin	230,307	214,459	7.4%	15,847	213,890	7.7%	16,417	721,527	669,504	7.8%	52,023
Financial Margin with Clients	207,861	201,880	3.0%	5,980	190,356	9.2%	17,504	605,292	603,041	0.4%	2,251
Financial Margin with the Market	22,446	12,579	78.4%	9,867	23,533	-4.6%	(1,087)	116,236	66,464	74.9%	49,772
Commissions and Fees	48,066	41,506	15.8%	6,560	36,807	30.6%	11,259	129,121	120,088	7.5%	9,034
Cost of Credit	**(53,890)**	**(26,031)**	**107.0%**	**(27,859)**	**(94,000)**	**-42.7%**	**40,110**	**(118,716)**	**(262,260)**	**-54.7%**	**143,545**
Provision for Loan Losses	(73,974)	(40,643)	82.0%	(33,331)	(113,736)	-35.0%	39,762	(167,119)	(310,589)	-46.2%	143,470
Recovery of Loans Written Off as Losses	19,306	14,442	33.7%	4,864	18,085	6.8%	1,221	49,157	46,224	6.3%	2,934
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	778	170	356.5%	608	1,651	-52.9%	(873)	(754)	2,105	-	(2,859)
Non-interest Expenses	**(163,055)**	**(149,581)**	**9.0%**	**(13,474)**	**(161,651)**	**0.9%**	**(1,404)**	**(470,238)**	**(475,508)**	**-1.1%**	**5,270**
Personnel Expenses	(76,073)	(71,312)	6.7%	(4,761)	(76,238)	-0.2%	165	(217,987)	(224,381)	-2.8%	6,394
Administrative Expenses	(74,275)	(66,184)	12.2%	(8,090)	(70,577)	5.2%	(3,697)	(216,085)	(209,830)	3.0%	(6,254)
Depreciation. Amortization and Impairment	(12,707)	(12,084)	5.2%	(623)	(14,836)	-14.3%	2,128	(36,166)	(41,296)	-12.4%	5,130
Income before Tax and Minority Interests	**61,428**	**80,354**	**-23.6%**	**(18,926)**	**(4,954)**	**-**	**66,382**	**261,695**	**51,824**	**405.0%**	**209,871**
Income Tax Expense	(2,141)	(9,534)	-77.5%	7,392	(3,625)	-40.9%	1,484	(35,003)	(4,014)	772.1%	(30,990)
Minority Interests in Subsidiaries	(318)	(47)	576.6%	(271)	(1,478)	-78.5%	1,160	(1,822)	(3,102)	-41.3%	1,280
Recurring Net Income	**58,969**	**70,773**	**-16.7%**	**(11,805)**	**(10,057)**	**-**	**69,026**	**224,870**	**44,708**	**403.0%**	**180,162**

Itaú Corpbanca

13

Management Discussion & Analysis | Executive Summary

Results

Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 9 and 10:

Recurring **Net Income**

Ch$ 59.0 billion for the 3Q21


Ch$ million
-686.3%
-16.7%
403.0%
95.128
70.773
58.969
224.870
44.708
(10.057)
(124.132)
3Q'20
4Q'20
1Q'21
2Q'21
3Q'21
9M20
9M21

Highlights in the quarter

The Recurring Net Income in the third quarter of 2021 amounted to Ch$59.0 billion, a 16.7% decrease from the previous quarter and when compared with the third quarter of 2020 a Ch$69.0 billion increase. The managerial return on average tangible equity was 13.2% as of September 30, 2021, compared to the –2.1% reported in September 30, 2020.

In Chile, Recurring Net Income in the third quarter of 2021 reached Ch$58.6 billion, a 14.3% decrease when compared to the second quarter of 2021. This decrease is mainly explained by a higher Cost of Credit related to the Wholesale portfolio and higher Non-interest Expenses, partially offset by an improvement in Operating Revenues driven by a higher result in Financial Margin with the Market .

In Colombia, the Recurring Net Income in the third quarter of 2021 decreased 83.2% when compared to the second quarter of 2021. As in the case of Chile, the decrease in mainly related to higher Cost of Credit in the Wholesale portfolio and an increase in Non-interest Expenses, slightly offset by the 2.7% increase in Operating Revenues associated with Commissions and fees

Highlights in 3Q21

Return on Average Tangible Equity[1]

13.2%

The annualized recurring return on average tangible equity reached 13.2% in the third quarter of 2021, 2.8 percentage points lower when compared to the previous quarter and 15.3 percentage points higher when compared to the same period in 2020. Average tangible shareholders equity totaled Ch$1,787.5 billion, a 1.14% increase compared to the last quarter and an 8.06% decrease compared to the same in the third quarter of 2020

Annualized recurring return on average assets ex-goodwill and ex-intangibles from business combinations reached 0.7% in the third quarter of 2021, a 16 basis points decrease when compared to the previous quarter and a 79 basis points increase when compared to the third quarter of 2020.

(1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities.


15.3pp
-2.8pp
13.8pp
1.1%
0.8%
0.7%
0.2%
0.9%
21.5%
16.0%
13.2%
3.0%
16.9%
(0.1%)
(2.1%)
(27.3%)
(1.4%)
3Q'20
4Q'20
1Q'21
2Q'21
3Q'21
9M20
9M21
Annualized Recurring Return on Average Equity (quarterly)
Annualized Recurring Return on Average Assets (quarterly)

For further details by country see page 47

Itaú Corpbanca 14

Itaú Corpbanca Executive Summary Management Discussion & Analysis Financial Margin with Clients Cost of Credit Ch$ 207.9 billion For further details by country see pages 22 and 32 Ch$ 53.9 billion For further details by country see pages 25 and 35 Commissions and Fees Efficiency Ratio and Risk-Adjusted Efficiency Ratio1 For further details by country see pages 24 and 34 58.6% Financial Margin with Clients increased 3.0% compared to the previous quarter, mainly driven by higher liabilities margin in Chile and the positive impact of the higher number of calendar days in the third quarter of the year. In Colombia, Financial Margin with Clients increased 8.8% due to an increase in our retail portfolio. When compared to the third quarter of 2020, our Financial Margin with Clients increased by 9.2%. In the third quarter of 2021, our efficiency ratio increased by 0.2 percentage points compared to the previous quarter, mainly due to the 9.0% increase in Non-interest Expenses, partially offset by the improvement by 9.9% in Operating Revenues. When compared to the third quarter of 2020, the efficiency ratio decreased 5.9 percentage points, mainly due to the 11.0% increase in Operating Revenues. The risk-adjusted efficiency ratio, which also includes the Cost of Credit, reached 77.9%, an increase of 9.3 percentage points from the previous quarter and a 24.0 percentage points decrease from the third quarter of 2020. Cost of Credit in the third quarter of 2021 increased 107.0% when compared to the previous quarter, primarily due to higher provisioning level for whole- sale portfolio both in Chile and Colombia. In addition, in the third quarter of 2021, to a Ch$ 8.0 billion additional provision related to the commercial portfolio. When compared to the third quarter of 2020, Cost of Credit decreased by 42.7%. Ch$ 48.1 billion Commissions and Fees increased by 15.8% when compared to the second quarter of 2021, mainly due to higher Insurance Brokerage fees and income related to current accounts (Current Account Services and Overdraft Fees); in addition to higher income from Financial Advisory services. When compared to the third quarter of 2020, Commissions and Fees increased by 30.6%, primarily due to higher Financial Advisory fees in Chile and Colom- bia; in addition to improvement in Insurance Brokerage fees and Current Account Services and Overdraft Fees, in Chile. 15 1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparative purposes. For further details by country see pages 29 and 39 Ch$ million 190.356 199.120 195.551 201.880 207.861 603.041 605.292 2,47 2,66 2,73 2,76 2,75 2,70 2,75 1,0000 1,2000 1,4000 1,6000 1,8000 2,0000 2,2000 2,4000 2,6000 2,8000 3,0000 - 50.000 100.000 150.000 200.000 250.000 300.000 350.000 400.000 450.000 500.000 550.000 600.000 650.000 700.000 750.000 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 9M20 9M21 Financial Margin with Clients Financial margin with clients (annualized average rate) 28.6bp 4.9bp -0.7bp Ch$ million Ch$ million

Itaú Corpbanca Executive Summary Management Discussion & Analysis 16 2021 Forecast Although the growth plans and projections of results presented above are based on management assumptions and information available in the market at the beginning of 2021, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, resu lts or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consid eration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the syner- gies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disinterme- diation, competitive pressures on products, prices and changes in tax legislation, among others. We present below the guidance for 2021 disclosed in the 4th quarter 2020 earnings release. 1– Retail refers to our retail bank, which serves individuals and SMEs in all their financial services needs; 2 – Net provision for credit & counterparty risks below inflation mid single digit retail1 segments Loan Growth Growth focus Cost of credit Risk2 Adjusted Non-Interest Expenses Expected range from 1.0% to 1.3%

Income Statement and Balance Sheet Analysis Management Discussion & Analysis

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Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown by Country

Highlights

The financial results of Itaú Corpbanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia:

- the cost of derivative structures used to hedge the investment and its related tax effects; and
- other results and overhead costs from Colombia in Chile.

For more details on managerial information, please refer to pages 10, 11 and 12 of this report.

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 3Q21, 2Q21 an d 3Q20:

	3Q21			2Q21			Change		
In Ch$ million	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**278,373**	**219,262**	**62,014**	**255,966**	**195,268**	**60,372**	**8.8%**	**12.3%**	**2.7%**
Managerial Financial Margin	230,307	181,918	51,292	214,459	160,696	53,438	7.4%	13.2%	-4.0%
Financial Margin with Clients	207,861	158,135	49,726	201,880	156,171	45,709	3.0%	1.3%	8.8%
Financial Margin with the Market	22,446	23,783	1,566	12,579	4,524	7,729	78.4%	425.7%	-79.7%
Commissions and Fees	48,066	37,344	10,722	41,506	34,572	6,934	15.8%	8.0%	54.6%
Cost of Credit	**(53,890)**	**(29,039)**	**(24,851)**	**(26,031)**	**(9,341)**	**(16,690)**	**107.0%**	**210.9%**	**48.9%**
Provision for Loan Losses	(73,974)	(43,922)	(30,052)	(40,643)	(19,451)	(21,193)	82.0%	125.8%	41.8%
Recovery of Loans Written Off as Losses	19,306	14,105	5,201	14,442	9,940	4,502	33.7%	41.9%	15.5%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	778	778	-	170	170	-	356.5%	356.5%	-
Non-interest Expenses	**(163,055)**	**(114,902)**	**(48,153)**	**(149,581)**	**(110,199)**	**(39,382)**	**9.0%**	**4.3%**	**22.3%**
Personnel Expenses	(76,073)	(54,190)	(21,883)	(71,312)	(51,812)	(19,500)	6.7%	4.6%	12.2%
Administrative Expenses	(74,275)	(51,279)	(22,995)	(66,184)	(49,412)	(16,772)	12.2%	3.8%	37.1%
Depreciation, Amortization and Impairment	(12,707)	(9,432)	(3,275)	(12,084)	(8,975)	(3,110)	5.2%	5.1%	5.3%
Income before Tax and Minority Interests	**61,428**	**75,321**	**(10,990)**	**80,354**	**75,729**	**4,300**	**-23.6%**	**-0.5%**	**-355.6%**
Income Tax Expense	(2,141)	(16,690)	13,765	(9,534)	(7,397)	(2,049)	-77.5%	125.6%	-771.8%
Minority Interests in Subsidiaries	(318)	(47)	(271)	(47)	(2)	(45)	576.6%	1960.6%	505.9%
Costs of hedge positions	-	-	(2,120)	-	-	238	-	-	-991.8%
Recurring Net Income	**58,969**	**58,584**	**384**	**70,773**	**68,330**	**2,444**	**-16.7%**	**-14.3%**	**-84.3%**
Recurring Return on Managerial Tangible Equity	**13.2%**	**17.2%**	**0.4%**	**16.0%**	**19.8%**	**2.5%**	**-282 bps**	**-256 bps**	**-217 bps**

	3Q21			3Q20			Change		
In Ch$ million	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**278,373**	**219,262**	**62,014**	**250,697**	**187,953**	**71,234**	**11.0%**	**16.7%**	**-12.9%**
Managerial Financial Margin	230,307	181,918	51,292	213,890	159,635	62,745	7.7%	14.0%	-18.3%
Financial Margin with Clients	207,861	158,135	49,726	190,356	140,789	49,568	9.2%	12.3%	0.3%
Financial Margin with the Market	22,446	23,783	1,566	23,533	18,847	13,177	-4.6%	26.2%	-88.1%
Commissions and Fees	48,066	37,344	10,722	36,807	28,318	8,489	30.6%	31.9%	26.3%
Cost of Credit	**(53,890)**	**(29,039)**	**(24,851)**	**(94,000)**	**(88,903)**	**(5,097)**	**-42.7%**	**-67.3%**	**387.6%**
Provision for Loan Losses	(73,974)	(43,922)	(30,052)	(113,736)	(104,808)	(8,928)	-35.0%	-58.1%	236.6%
Recovery of Loans Written Off as Losses	19,306	14,105	5,201	18,085	14,254	3,831	6.8%	-1.0%	35.8%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	778	778	-	1,651	1,651	-	-52.9%	-52.9%	-
Non-interest Expenses	**(163,055)**	**(114,902)**	**(48,153)**	**(161,651)**	**(117,084)**	**(44,568)**	**0.9%**	**-1.9%**	**8.0%**
Personnel Expenses	(76,073)	(54,190)	(21,883)	(76,238)	(53,929)	(22,310)	-0.2%	0.5%	-1.9%
Administrative Expenses	(74,275)	(51,279)	(22,995)	(70,577)	(51,409)	(19,169)	5.2%	-0.3%	20.0%
Depreciation, Amortization and Impairment	(12,707)	(9,432)	(3,275)	(14,836)	(11,746)	(3,090)	-14.3%	-19.7%	6.0%
Income before Tax and Minority Interests	**61,428**	**75,321**	**(10,990)**	**(4,954)**	**(18,033)**	**21,569**	**-1339.9%**	**-517.7%**	**-151.0%**
Income Tax Expense	(2,141)	(16,690)	13,765	(3,625)	4,370	(10,287)	-40.9%	-482.0%	-233.8%
Minority Interests in Subsidiaries	(318)	(47)	(271)	(1,478)	(26)	(1,452)	-78.5%	81.5%	-81.3%
Costs of hedge positions	-	-	(2,120)	-	-	(6,198)	-	-	-65.8%
Recurring Net Income	**58,969**	**58,584**	**384**	**(10,057)**	**(13,689)**	**3,632**	**-686.3%**	**-528.0%**	**-89.4%**
Recurring Return on Managerial Tangible Equity	**13.2%**	**17.2%**	**0.4%**	**-2.1%**	**-4.0%**	**2.6%**	**1527 bps**	**2122 bps**	**-221 bps**

[1]In nominal currency

Itaú Corpbanca

19

Management Discussion & Analysis | Income Statement Analysis

Itaú

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 3Q21, 2Q21 and 3Q20 is presented below:

In Ch$ million	3Q21	2Q21	3Q20	9M21	9M20
Net Income Attributable to Shareholders (Accounting)	**51,774**	**67,373**	**(23,850)**	**199,615**	**(682,716)**
(+) Non-recurring events	5,317	3,102	3,947	13,325	706,808
(+) Other results and overhead costs from Colombia in Chile (a)	(626)	(1,908)	16	(3,890)	(1,492)
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	2,120	(238)	6,198	1,835	15,884
Recurring Net Income	**58,584**	**68,330**	**(13,689)**	**210,886**	**38,483**

In Ch$ million	3Q21	2Q21	3Q20	9M21	9M20
Net Income Attributable to Shareholders (Accounting)	**1,849**	**298**	**9,844**	**11,901**	**(53,706)**
(+) Non-recurring events	29	0	2	29	74,322
(+) Other results and overhead costs from Colombia in Chile (a)	626	1,908	(16)	3,890	1,492
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	(2,120)	238	(6,198)	(1,835)	(15,884)
Recurring Net Income	**384**	**2,444**	**3,632**	**13,983**	**6,225**

Managerial reclassifications:

(a) **Other results and overhead costs from Colombia in Chile:** other results and overhead costs incurred by the administration in Chile and managerially assigned to Colombia.
(b) **Cost of Economic Hedge:** carry cost of the derivatives used for the economic hedge of the investment in Colombia, booked in Chile.
(c) **Cost of Fiscal Hedge:** cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

Itaú Corpbanca

20

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Chile

Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

In Ch$ million	3Q21	2Q21	change %	change $	3Q20	change %	change $	9M21	9M20	change %	change $
Operating Revenues	**219,262**	**195,268**	**12.3%**	**23,994**	**187,953**	**16.7%**	**31,309**	**655,796**	**588,040**	**11.5%**	**67,756**
Managerial Financial Margin	181,918	160,696	13.2%	21,222	159,635	14.0%	22,283	550,793	492,297	11.9%	58,495
Financial Margin with Clients	158,135	156,171	1.3%	1,963	140,789	12.3%	17,346	462,010	440,185	5.0%	21,825
Financial Margin with the Market	23,783	4,524	425.7%	19,259	18,847	26.2%	4,937	88,782	52,112	70.4%	36,670
Commissions and Fees	37,344	34,572	8.0%	2,772	28,318	31.9%	9,026	105,003	95,743	9.7%	9,261
Cost of Credit	**(29,039)**	**(9,341)**	**210.9%**	**(19,698)**	**(88,903)**	**-67.3%**	**59,864**	**(63,179)**	**(218,175)**	**-71.0%**	**154,996**
Provision for Loan Losses	(43,922)	(19,451)	125.8%	(24,471)	(104,808)	-58.1%	60,886	(97,612)	(256,483)	-61.9%	158,871
Recovery of Loans Written Off as Losses	14,105	9,940	41.9%	4,165	14,254	-1.0%	(148)	35,188	36,204	-2.8%	(1,016)
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	778	170	356.5%	608	1,651	-52.9%	(873)	(754)	2,105	-	(2,859)
Non-interest Expenses	**(114,902)**	**(110,199)**	**4.3%**	**(4,703)**	**(117,084)**	**-1.9%**	**2,182**	**(340,316)**	**(338,102)**	**0.7%**	**(2,214)**
Personnel Expenses	(54,190)	(51,812)	4.6%	(2,378)	(53,929)	0.5%	(261)	(154,096)	(153,113)	0.6%	(983)
Administrative Expenses	(51,279)	(49,412)	3.8%	(1,867)	(51,409)	-0.3%	129	(158,973)	(152,980)	3.9%	(5,993)
Depreciation. Amortization and Impairment	(9,432)	(8,975)	5.1%	(458)	(11,746)	-19.7%	2,314	(27,247)	(32,009)	-14.9%	4,762
Income before Tax and Minority Interests	**75,321**	**75,729**	**-0.5%**	**(407)**	**(18,033)**	**-**	**93,355**	**252,301**	**31,764**	**694.3%**	**220,537**
Income Tax Expense	(16,690)	(7,397)	125.6%	(9,293)	4,370	-	(21,060)	(41,354)	6,776	-	(48,130)
Minority Interests in Subsidiaries	(47)	(2)	1960.6%	(45)	(26)	81.5%	(21)	(61)	(57)	5.5%	(3)
Recurring Net Income	**58,584**	**68,330**	**-14.3%**	**(9,745)**	**(13,689)**	**-**	**72,274**	**210,886**	**38,483**	**448.0%**	**172,404**

Itaú Corpbanca 21

Management Discussion & Analysis | Income Statement Analysis
Itaú

Managerial Financial Margin

Highlights

- Financial Margin with Clients increased 1.3% when compared to the previous quarter, mainly due to a higher liability margin driven by the growth of the portfolio and the positive effect of a greater number of calendar days in the quarter.
- Financial Margin with the Market reached Ch$23.8 billion in the third quarter of 2021, an increase of 425.7% when compared to the previous quarter, mainly due to higher gains from trading desk and the results from asset and liability management due to an increase in inflation-linked income driven by a higher variation of the UF in the quarter; in addition to lower provisions related to the credit value adjustment (CVA).

Managerial Financial Margin

Financial Margin with Clients **Ch$ 157.5** million	▲ **+ 1.3%** (3Q21/2Q21) ▲ **+ 12.3%** (3Q21/3Q20)
Financial Margin with the Market **Ch$ 24.4** million	▲ **+ 425.7%** (3Q21/2Q21) ▲ **+ 26.2%** (3Q21/3Q20)


Ch$ million
159,635
18,847
140,789
3Q'20
189,478
39,348
150,130
4Q'20
208,179
60,475
147,704
1Q'21
160,696
4,524
156,171
2Q'21
181,918
23,783
158,135
3Q'21
Financial Margin with Clients
Financial Margin with the Market

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, which is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate (monetary policy rate of Chile).

Change in the Financial Margin with Clients Breakdown


Assets financial margin
Liabilities financial margin
156,171
(221)
145
(1,576)
1,896
2,837
(114)
182
(1,186)
158,135
1
2
3
4
2Q 21
Portfolio mix
Volume
Spreads
Portfolio mix
Volume
Spreads
Commercial spreads on derivatives and FX transactions
Capital financial margin and others
3Q 21

1 **Assets financial margin (-Ch$1,653 million):** mainly due a decrease in commercial and consumer portfolio spreads.

2 **Liabilities financial margin (+Ch$4,619 million):** mainly due to higher growth in time deposits and demand deposits and lower liability spreads partially offset by higher interest rates (TPM).

3 **Commercial spreads on derivatives and FX transactions with clients (+Ch$182 million)**: related to an increase in FX transactions with clients impacting the Financial Margin with Clients.

4 **Capital financial margin and others (-Ch$1,186 million):** mainly due to specific results referred to monetary correction of taxes -associated with previous years - recognized in the previous quarter

Itaú Corpbanca 22

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis UF — Unidad de Fomento (variation value) UF net exposure (Ch$ trillion) Risk-Adjusted Financial Margin with Clients: -34 bp • Decrease related to the 210.9% increase in the cost of credit. 23 Financial Margin with the Market Annualized average rate of financial margin with clients Financial Margin with the Market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors, currencies and interest rates and (ii) treasury trading, which manages proprietary portfolios and may as sume directional positions, in compliance with the limits established by our risk appetite. Financial Margin with the Market increased 425.7% in 3Q21 compared to 2Q21. This increase was mainly due to higher trading ga ins, a positive effect on provisions related to the credit value adjustment (CVA) and higher gains from asset and liability management due to an increase in inflation-linked income. 3Q21 2Q21 In Ch$ millions, end of period Average Balance Average Rate Financial Margin Average Balance Average Rate Financial Margin Financial Margin with Clients 24,272,600 2.6% 158,135 24,105,107 2.6% 156,171 Cost of Credit (29,039) (9,341) Risk-Adjusted Financial Margin with Clients 24,272,600 2.1% 129,096 24,105,107 2.4% 146,831 Ch$ million Financial Margin with Clients: -1 bp • Decrease primarily due to a decrease in the spreads of the commercial and consumer portfolio. 2.2% 2.5% 2.5% 2.6% 2.6% 0.8% (1.3%) 2.1% 2.4% 2.1% 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 -0.02 0.00 0.02 0.04 Financial margin with clients Risk-adjusted financial margin with clients 18,847 39,348 60,475 4,524 23,783 25,304 22,865 37,162 30,799 32,033 - 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 - 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 Financial Margin with the Market 1-year moving average 2.9 2.1 1.6 1.5 1.4 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 0.1% 1.3% 1.1% 1.1% 1.3% 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the third quarter of 2021, Commissions and Fees amounted to Ch$37.3 billion an 8.0% increase when compared to the previous quarter, mainly due to higher Insurance Brokerage fees.
- When compared to the third quarter of 2020, Commissions and Fees increased 31.9%, mainly due to higher Insurance Brokerage fees related to consumer portfolio, along with higher credit card fees.

In Ch$ million	3Q21	2Q21	change		3Q20	change		9M21	9M20	change	
Insurance Brokerage	9,499	8,051	1,448	18.0%	6,621	2,878	43.5%	25,805	20,604	5,201	25.2%
Credit Operations and Guarantees Provided	7,445	7,375	70	0.9%	7,213	233	3.2%	21,742	22,165	(423)	-1.9%
Current Account Services and Overdraft Fees	7,907	7,282	625	8.6%	6,349	1,559	24.6%	22,943	22,862	81	0.4%
Asset Management	3,282	3,136	146	4.7%	3,037	245	8.1%	9,561	9,754	(193)	-2.0%
Financial Advisory	1,510	1,025	485	47.4%	56	1,454	2573.6%	3,207	2,287	920	40.2%
Other	7,700	7,703	(3)	0.0%	5,042	2,658	52.7%	21,745	18,070	3,675	20.3%
Total Commissions and Fees	**37,344**	**34,572**	**2,772**	**8.0%**	**28,318**	**9,026**	**31.9%**	**105,003**	**95,743**	**9,261**	**9.7%**

Commissions and Fees Breakdown


3Q21
25%
20%
21%
9%
4%
21%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Account Services and Overdraft Fees
Asset Management
Financial Advisory
Other


2Q21
23%
21%
21%
9%
3%
22%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Account Services and Overdraft Fees
Asset Management
Financial Advisory
Other

Itaú Corpbanca 24

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 25 The provisions from loan losses reached Ch$43.9 billion in the third quarter of 2021, an increase of 125.8% compared to the previous quarter. When compared to the same period last year, there was a decrease of 58.1%. At the end of the third quarter of 2021, our net provisions for loan losses over loan portfolio increased to 0.6% from 0.2% compared to the previous quarter. When compared to the third quarter of 2020, this ratio decreased 1.25 percentage points. Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio In the third quarter of 2021, Cost of Credit amounted to Ch$29.0 billion, a 210.9% increase compared to the previous quarter and a 67.3% decrease when compared to the same period in 2020. The increase in Cost of Credit in the quarter is mainly related to higher provisions for the Wholesale portfolio, in addition to a Ch$8.0 billion increase in additional provisions in the quarter. It is important to mention, that on 2Q21 there was a one-off decrease in the stock of provisions due to the sale of two highly provisioned wholesale credits that had a positive net impact on the Cost of Credit. As of September 30, 2021, the total allowance for loan losses, including additional provisions, increased 2.7% in the quarter, totaling Ch$605.7 billion, whereas our loan portfolio increased 1.5% when compared to the second quarter of 2021, reaching Ch$18.8 trillion. As a result, the ratio of total allowance for loan losses, including additional provisions, over loan portfolio increased in the third quarter of 2021, from 3.18% to 3.22% compared with the previous quarter. Cost of Credit In Ch$ million 3Q21 2Q21 change 3Q20 change 9M21 9M20 change Net Provision for Loan Losses (29,817) (9,511) (20,306) 213.5% (90,554) 60,737 -67.1% (62,425) (220,279) 157,855 -71.7% Provision for Loan Losses (43,922) (19,451) (24,471) 125.8% (104,808) 60,886 -58.1% (97,612) (256,483) 158,871 -61.9% Recovery of Loans Written Off as Losses 14,105 9,940 4,165 41.9% 14,254 (148) -1.0% 35,188 36,204 (1,016) -2.8% Credit Value Adjustment (or “CVA”; ratings and collaterals effects) 778 170 608 356.5% 1,651 (873) -52.9% (754) 2,105 (2,859) - Cost of Credit (29,039) (9,341) (19,698) 210.9% (88,903) 59,864 -67.3% (63,179) (218,175) 154,996 -71.0% 104,808 236,735 34,239 19,451 43,922 88,903 231,448 24,800 9,341 29,039 1.9 5.0 0.5 0.2 0.6 -2.0 -1.6 -1.2 -0.8 -0.4 0.0 0.4 0.8 1.2 1.6 2.0 2.4 2.8 3.2 3.6 4.0 4.4 4.8 5.2 - 50,000 100,000 150,000 200,000 250,000 300,000 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 Provision from loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%) (*) Average Loan Portfolio 424,424 509,277 550,716 555,209 544,910 638,892 655,971 511,402 519,439 12,742 19,500 64,500 104,600 78,211 78,211 86,211 437,166 509,277 550,716 574,709 609,410 743,492 734,182 589,613 605,650 2.48 2.81 2.98 3.00 3.20 3.99 4.00 3.18 3.22 - 0.1 0.1 0.2 0.2 0.3 0.3 0.4 0.4 0.5 0.5 0.6 0.6 0.7 0.7 0.8 0.8 0.9 0.9 1.0 1.0 1.1 1.1 1.2 1.2 1.3 1.3 1.4 1.4 1.5 1.5 1.6 1.6 1.7 1.7 1.8 1.8 1.9 1.9 2.0 2.0 2.1 2.1 2.2 2.2 2.3 2.3 2.4 2.4 2.5 2.5 2.6 2.6 2.7 2.7 2.8 2.8 2.9 2.9 3.0 3.0 3.1 3.1 3.2 3.2 3.3 3.3 3.4 3.4 3.5 3.5 3.6 3.6 3.7 3.7 3.8 3.8 3.9 3.9 4.0 4.0 4.1 4.1 4.2 4.2 4.3 4.3 4.4 - 600,000 1,200,000 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 Allowances for loan losses (Ch$ million) - Chile Additional provisions (Ch$ million) - Chile Allowances for loan losses / Loan portfolio (%)

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis Delinquency Ratios Non-Performing Loans NPL Ratio (%) by Segments | over 90 days Coverage Ratio1 (%) | 90 days Ch$ million The total NPL portfolio decreased from 2.33% to 2.04% in the third quarter compared to the previous period. The NPL ratio over 90 days for consumer loans decreased from 1.62% to 1.14% in the third quarter of 2021. The NPL ratio for mortgage loans decreased from 0.99% to 0.87% in the third quarter of 2021. The NPL ratio decreased 0.31 percentage points for commercial loans compared to the previous quarter, mainly related to a specific client of the wholesale segment. When excluding student loans from this portfolio, the commercial loans NPL reached 2.43%, decreasing 0.20 percentage points compared to the previous quarter. As of September 30, 2021, the 90-day coverage ratio reached 156%, a 20 percentage points increase from the previous quarter, mainly as result of a decrease in Non-Performing Loans. Compared with September 30, 2020, the coverage ratio decreased by 21 percentage points, since although the NPL portfolio decreased in the quarter, it is higher than September 2020. In the third quarter of 2021, the portfolio of credits 90-days overdue de- creased Ch$44.2 billion or 10.2% compared to previous quarter, primarily driven by a decrease of 9.1% in our commercial loans NPLs (5.9% when excluding student loans), which is mainly related to a specific client of the wholesale segment. NPLs for the consumer portfolio decreased 28.3% in the quarter, while mortgage loans decreased 8.3% in the quarter. When compared to the same quarter of the previous year, this portfolio presented an increase of 12.7%, which considers an increase of 21.2% in commercial portfolio, partially offset by decreases of 20.2% in the mortgage portfolio and 6.9% in consumer loans. NPL Ratio (%) | over 90 days The NPL ratio of credits 90-day overdue decreased from 2.33% to 2.04% compared to the previous quarter. Compared to the same period of 2020, the ratio increased 0.22 percentage points. Credit Quality 26 1 Coverage Ratio includes additional provisions. 321,412 449,438 477,240 382,804 344,973 341,037 415,576 432,944 388,703 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Non-performing Loans over 90 days - Chile 1.84% 2.76% 2.83% 2.01% 2.11% 2.20% 2.79% 2.99% 2.67% 1.38% 2.26% 2.33% 1.49% 1.71% 1.69% 2.40% 2.63% 2.43% 1.61% 1.70% 1.65% 1.60% 1.26% 1.12% 1.07% 0.99% 0.87% 2.03% 2.22% 2.47% 2.62% 1.22% 1.66% 1.75% 1.62% 1.14% 1.80% 2.46% 2.52% 1.97% 1.82% 1.87% 2.25% 2.33% 2.04% 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 Commercial Comm. ex-Students loans Mortgage Consumer Total 136 113 115 150 177 218 177 136 156 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Chile 1.80 2.46 2.52 1.97 1.82 1.87 2.25 2.33 2.04 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Chile

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 27 Recovery of Loans Written-off as Losses In the third quarter of 2021, NPL creation totaled a negative Ch$6.2 billion, a decrease of Ch$68.5 billion compared to the previous quarter. * Loan portfolio average balance of the two previous quarters. NPL Creation In the third quarter of 2021, the loan portfolio write-off totaled Ch$38.1 billion, a 15.4% decrease compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance decreased 16 basis points, reaching 0.81%, compared to the second quarter of 2021 and decreased 23 basis points when compared to the same period of the previous year. The income from the recovery of loans written-off increased Ch$4.2 billion, or 41.9%, from the previous quarter, primarily due to higher recoveries from com- mercial and consumer loans. When compared to the third quarter of 2020, the income from recovery of loans written-off decreased by 1.0%. In the third quarter of 2021, total NPL Creation coverage totaled a negative value of 712%, mainly due to higher provisions and the decrease in NPLs both in Wholesale and Retail portfolio. Ch$ million NPL Creation Coverage Loan Portfolio Write-Off Ch$ billion 65.7 53.0 50.6 54.4 49.7 47.7 36.3 45.0 38.1 1.49 1.17 1.09 1.13 1.04 1.02 0.79 0.97 0.81 0.00 0.10 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1.00 1.10 1.20 1.30 1.40 1.50 0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 Write-off (Ch$ billion) -Chile Write-off / Loan Portfolio* - Annualized (%) 62.3 181.0 78.4 -40.0 11.8 43.8 110.9 62.4 -6.2 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 Chile 885 541 31 31 -712 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 Chile (%) 14,254 13,257 11,143 9,940 14,105 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 Recovery of Loan Written-off as Losses (Ch$ million) - Chile

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 28 Personnel Expenses Administrative Expenses Administrative Expenses in the third quarter of 2021 amounted to Ch$51.3 billion, a 3.8% increase compared to the previous quarter. This increase in expenses is mainly related to lower expenses for contingencies in the previous quarter. When compared to the third quarter of 2020, Administrative Expenses decreased 0.3% as a result of COVID-related costs that impacted the third quarter of 2020. Depreciation, Amortization and Impairment Depreciation, Amortization and Impairment expenses totaled Ch$9.4 billion in the third quarter of 2021, a 5.1% increase when compared to the previous quarter. Compared to the same period in 2020, these expenses presented a de- crease of 19.7%, mainly due to lower volumes of intangible assets. Non-interest Expenses • Non-interest Expenses amounted to Ch$114.9 billion in the quarter, a 4.3% increase from the previous quarter, mainly due to an increase in Personnel and Administrative Expenses. • When compared to the third quarter of 2020, Non-interest Expenses decreased 1.9% mainly due to lower Depreciation, Amortization and Impairment. Highlights Personnel Expenses in the third quarter of 2021 increased 4.6% relative to the second quarter of 2021 mainly due to increases in severance costs and provisions for variable compensation. When compared to the same period of 2020, total expenses increased 0.5% mainly as a result of the impact of inflation as well as higher provisions for variable compensation. Headcount The total number of employees including the Itaú Corpbanca New York branch was 5,160 at the end of the third quarter of 2021 compared to 5,187 in the previous quarter and 5,331 at the end of the third quarter of 2020, a decrease of 3.2% in headcount in the twelve-month period. 5,160 Headcount in Chile and New York at the end of the 3Q21 - 0.5% (3Q21/2Q21) - 3.2% (3Q21/3Q20) In Ch$ million 3Q21 2Q21 change 3Q20 change 9M21 9M20 change Personnel Expenses (54,190) (51,812) (2,378) 4.6% (53,929) (261) 0.5% (154,096) (153,113) (983) 0.6% Administrative Expenses (51,279) (49,412) (1,867) 3.8% (51,409) 129 -0.3% (158,973) (152,980) (5,993) 3.9% Personnel and Administrative Expenses (105,470) (101,224) (4,245) 4.2% (105,338) (132) 0.1% (313,069) (306,093) (6,976) 2.3% Depreciation, Amortization and Impairment (9,432) (8,975) (458) 5.1% (11,746) 2,314 -19.7% (27,247) (32,009) 4,762 -14.9% Total Non-interest Expenses (114,902) (110,199) (4,703) 4.3% (117,084) 2,182 -1.9% (340,316) (338,102) (2,214) 0.7% 5,538 5,661 5,599 5,581 5,331 5,266 5,249 5,187 5,160 0.5% 2.2% -1.1% -0.3% -4.5% -1.2% -0.3% -1.2% -0.5% -10.0% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% 4,500 4,700 4,900 5,100 5,300 5,500 5,700 5,900 6,100 6,300 6,500 6,700 6,900 7,100 sept-19 dec-19 mar-20 jun-20 sept-20 dec-20 mar-21 jun-21 sept-21 Chile Δ% QoQ

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 29 Efficiency Ratio In the third quarter of 2021, our Efficiency Ratio reached 52.4%, a decrease of 4.0 percentage points when compared to the previous quarter. This was main- ly related to higher Operating Revenues in the quarter. When compared to the third quarter of 2020, the Efficiency Ratio decreased 9.9 percentage points, primarily due an increase in Operating Revenues in the quarter. Risk-Adjusted Efficiency Ratio1 The Risk-Adjusted Efficiency Ratio, which also includes the Cost of Credit, reached 65.6% in the third quarter of 2021, an increase of 4.4 percentage points compared to the previous quarter, mainly as a result of higher Cost of Credit, partially offset by the higher Operating Revenues. When compared to the third quarter of 2020, the Risk-Adjusted Efficiency Ratio decreased by 43.9 percentage points, primarily due to a lower Cost of Credit. Efficiency Ratio and Risk-Adjusted Efficiency Ratio Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit Managerial Financial Margin + Commission and Fees = Risk-Adjusted Efficiency Ratio We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the Cost of Credit. 1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparative purposes. 62.3% 52.8% 47.8% 56.4% 52.4% 109.6% 158.5% 58.0% 61.2% 65.6% 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 Efficiency ratio Risk Adjusted Efficiency ratio Points of Service in Chile Automated Teller Machines (ATMs) | Chile Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu ding ATMs, branch offices (physical and digital), mobile banking, internet banking and telephone banking. As of September 30, 2021, we had 186 branches, a decrease of 1.6% compared to the previous quarter and 3 branches or 0.5% less compared to the third quarter of 2020. Distribution Network Branches | Chile and New York By the end of the third quarter of 2021, the number of ATMs totaled 401 in Chile, 1 ATM less when compared to the second quarter of 2021 and an 1.2% reduction as compared to the same period last year. Additionally, our customers had access to over 7,000 ATMs in Chile through our agreement with Redbanc. 139 140 140 136 135 136 137 135 133 55 54 54 54 52 53 54 54 53 0.0% 0.0% 0.0% -2.1% -1.6% 1.1% 1.1% -1.0% -1.6% -20% -15% -10% -5% 0% 5% - 50 100 150 200 250 300 350 400 sept-19 dec-19 mar-20 jun-20 sept-20 dec-20 mar-21 jun-21 sept-21 Itaú Banco Condell* Δ% Branches Chile QoQ 446 413 403 398 396 398 397 393 397 12 11 10 10 10 10 9 9 4 -1,3% -7,4% -2,6% -1,2% -0,5% 0,5% -0,5% -1,0% -0,2% -20% -15% -10% -5% 0% 5% - 50 100 150 200 250 300 350 400 450 500 550 600 650 700 750 800 850 sept-19 dec-19 mar-20 jun-20 sept-20 dec-20 mar-21 jun-21 sept-21 Itaú Banco Condell* Δ% ATMs Chile QoQ

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlights

- The consolidated credit portfolio in Chile reached Ch$19.0 trillion at the end of the third quarter of 2021, an increase of 2.4% from the previous quarter and an increase of 0.6% from the third quarter of 2020.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	3Q21	2Q21	change	3Q20	change
Wholesale lending - Chile	**12,113,638**	**11,937,309**	**1.5%**	**12,693,616**	**-4.6%**
Commercial loans	10,451,761	10,291,962	1.6%	10,894,684	-4.1%
Foreign trade loans	957,354	965,877	-0.9%	1,145,899	-16.5%
Leasing and factoring	704,523	679,470	3.7%	653,033	7.9%
Retail lending - Chile	**6,918,938**	**6,656,117**	**3.9%**	**6,220,447**	**11.2%**
Residential Mortgage loans	**5,215,056**	**4,988,799**	**4.5%**	**4,521,742**	**15.3%**
Consumer loans	**1,703,882**	**1,667,318**	**2.2%**	**1,698,705**	**0.3%**
Consumer installment loans	1,238,868	1,219,717	1.6%	1,249,963	-0.9%
Current account overdrafts	101,751	102,988	-1.2%	122,160	-16.7%
Credit card debtors	362,809	344,148	5.4%	326,172	11.2%
Other loans and receivables	454	465	-2.4%	410	10.7%
TOTAL LOANS	**19,032,576**	**18,593,426**	**2.4%**	**18,914,063**	**0.6%**

Our portfolio in Chile increased 2.4% in the quarter and increased 0.6% when compared to the third quarter of 2020.

The Wholesale portfolio increased 1.5% when compared to the previous quarter, mainly due to higher volumes in the Wholesale segment.

The Retail portfolio totaled Ch$ 6.9 trillion in the third quarter of 2021, a 3.9% growth when compared to the previous quarter. In this context, the mortgage portfolio maintains the growth dynamics it has registered during the year, presenting a growth of 4.5% compared to the previous quarter and 15.3% compared to the same quarter of 2020; while Consumer loans registers a break in the trend, presenting a recovery in the quarter, totaling an increase of 2.2% compared to 2Q21 and 0.3% compared to the third quarter of 2020.

The health scenario remained favorable during 3Q21, with the government deciding not to renew the state of emergency that concluded at the close of the quarter. The 7-day moving average of new COVID-19 cases has increased recently, although it remains at low levels (below one thousand per day, compared to around four thousand at the end of 2Q21). Meanwhile, COVID-related deaths remain at all-time lows, and ICU patients infected with COVID are down by about 90% since the end of 2Q21. In this context and with rapid vaccination (around 90% of the adult population is fully vaccinated, and around 25% have already received a booster shot), the government did not extend the state of emergency (that had been in place from March last year), and adjusted the mobility-restriction plan, eliminating full lockdowns.

With mobility restrictions swiftly lifted during the quarter, activity continues to surprise to the upside and led to a reacceleration of job creation during 3Q21. The domestic demand recovery, supported by significant liquidity injections and high global oil prices, is resulting in a quick narrowing of the trade surplus. The rolling 12-month trade surplus fell to USD 14.3 billion in September (USD 17.8 billion as of June, USD 18.4 billion in 2020). Overall, greater consumption, higher inflation and rising inflation expectations led the Central Bank to start withdrawing monetary stimulus during 3Q21 with rate hikes of 25bp in July and 75 bps in August to take the policy rate to 1.5%.

Itaú Corpbanca

30

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

In Ch$ million	3Q21			2Q21			%	3Q20			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**62,014**	**2,680**	**64,694**	**60,372**	**6,000**	**66,372**	**-2.5%**	**71,234**	**2,447**	**73,681**	**-12.2%**
Managerial Financial Margin	51,292	2,254	53,546	53,438	5,336	58,774	-8.9%	62,745	2,140	64,885	-17.5%
Financial Margin with Clients	49,726	1,863	51,589	45,709	4,514	50,223	2.7%	49,568	1,686	51,254	0.7%
Financial Margin with the Market	1,566	391	1,957	7,729	822	8,551	-77.1%	13,177	454	13,631	-85.6%
Commissions and Fees	10,722	426	11,148	6,934	664	7,598	46.7%	8,489	306	8,796	26.7%
Cost of Credit	**(24,851)**	**(706)**	**(25,557)**	**(16,690)**	**(1,766)**	**(18,456)**	**38.5%**	**(5,097)**	**(30)**	**(5,127)**	**398.5%**
Provision for Loan Losses	(30,052)	(893)	(30,946)	(21,193)	(2,200)	(23,392)	32.3%	(8,928)	(166)	(9,094)	240.3%
Recovery of Loans Written Off as Losses	5,201	188	5,388	4,502	434	4,936	9.2%	3,831	136	3,967	35.8%
Non-interest Expenses	**(48,153)**	**(1,863)**	**(50,016)**	**(39,382)**	**(3,919)**	**(43,301)**	**15.5%**	**(44,568)**	**(1,528)**	**(46,095)**	**8.5%**
Personnel Expenses	(21,883)	(893)	(22,776)	(19,500)	(1,945)	(21,445)	6.2%	(22,310)	(776)	(23,085)	-1.3%
Administrative Expenses	(22,995)	(858)	(23,853)	(16,772)	(1,662)	(18,435)	29.4%	(19,169)	(647)	(19,815)	20.4%
Depreciation, Amortization and Impairment	(3,275)	(112)	(3,387)	(3,110)	(312)	(3,421)	-1.0%	(3,090)	(105)	(3,195)	6.0%
Income before Tax and Minority Interests	**(10,990)**	**111**	**(10,880)**	**4,300**	**315**	**4,615**	**-335.8%**	**21,569**	**889**	**22,459**	**-148.4%**
Income Tax Expense	13,765	12	13,777	(2,049)	(156)	(2,205)	-724.7%	(10,287)	(411)	(10,698)	-228.8%
Minority Interests in Subsidiaries	(271)	(12)	(283)	(45)	2	(42)	569.3%	(1,452)	(62)	(1,514)	-81.3%
Costs of hedge positions	(2,120)	(57)	(2,176)	238	5	242	-998.4%	(6,198)	(220)	(6,418)	-66.1%
Recurring Net Income	**384**	**53**	**438**	**2,444**	**166**	**2,610**	**-83.2%**	**3,632**	**196**	**3,828**	**-88.6%**

In Ch$ million	9M21			9M20			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**197,367**	**13,091**	**210,458**	**223,310**	**(3,432)**	**219,878**	**-4.3%**
Managerial Financial Margin	173,249	11,633	184,882	198,965	(3,128)	195,837	-5.6%
Financial Margin with Clients	143,281	9,179	152,461	162,856	(2,667)	160,189	-4.8%
Financial Margin with the Market	29,968	2,454	32,422	36,110	(461)	35,648	-9.1%
Commissions and Fees	24,118	1,458	25,576	24,345	(304)	24,041	6.4%
Cost of Credit	**(55,537)**	**(3,349)**	**(58,885)**	**(44,086)**	**818**	**(43,268)**	**36.1%**
Provision for Loan Losses	(69,506)	(4,223)	(73,729)	(54,105)	974	(53,132)	38.8%
Recovery of Loans Written Off as Losses	13,969	875	14,844	10,019	(156)	9,863	50.5%
Non-interest Expenses	**(129,922)**	**(8,108)**	**(138,030)**	**(137,406)**	**1,984**	**(135,422)**	**1.9%**
Personnel Expenses	(63,891)	(3,999)	(67,890)	(71,268)	1,037	(70,231)	-3.3%
Administrative Expenses	(57,112)	(3,539)	(60,651)	(56,850)	814	(56,036)	8.2%
Depreciation. Amortization and Impairment	(8,919)	(571)	(9,490)	(9,287)	133	(9,155)	3.7%
Income before Tax and Minority Interests	**11,908**	**1,635**	**13,543**	**41,819**	**(631)**	**41,188**	**-67.1%**
Income Tax Expense	5,672	(536)	5,136	(16,665)	80	(16,585)	-
Minority Interests in Subsidiaries	(1,761)	(109)	(1,870)	(3,045)	63	(2,982)	-37.3%
Costs of hedge positions	(1,835)	(67)	(1,902)	(15,884)	114	(15,769)	-87.9%
Recurring Net Income	**13,983**	**923**	**14,906**	**6,225**	**(374)**	**5,851**	**154.7%**

(1) Refers to the elimination of the impact of the foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.2121 per COP as of September 30, 2021.

Itaú Corpbanca 31

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- In the third quarter of 2021, the Financial Margin with Clients increased 2.7% when compared to the previous quarter, mainly due to higher growth in the Retail portfolio and positive impact of this effect on the portfolio's return mix.
- Financial Margin with the Market decreased 77.1% when compared to the third quarter of 2021, mainly due to lower gains from trading desk.

Managerial Financial Margin

Financial Margin with Clients
Ch$51.6 billion
▲ **+ 2.7%** (3Q21/2Q21)
▲ **+ 0.7%** (3Q21/3Q20)

Financial Margin with the Market
Ch$2.0 billion
▼ **- 77.1%** (3Q21/2Q21)
▼ **- 85.6%** (3Q21/3Q20)


Ch$ million
64,885
13,631
51,254
59,471
9,322
50,148
72,563
21,914
50,649
58,774
8,551
50,223
53,546
1,957
51,589
3Q'20
4Q'20
1Q'21
2Q'21
3Q'21
Financial Margin with Clients
Financial Margin with the Market

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2121 per COP as of September 30, 2021.

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate (monetary policy rate of Colombia).

Change in the Financial Margin with Clients Breakdown


50,223
509
1,783
190
-574
-542
51,589
1
2
3
4
5
2Q21
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Higher number of calendar days
Comercial spreads on derivatives and FX transactions with clients
Working Capital and other
3Q21

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2121 per COP as of September 30, 2021.

1. **Loan portfolio mix (+Ch$509 million)**: mainly due to an increase of retail loans portfolio as a percentage of total average balance.
2. **Average asset portfolio, assets spreads and liabilities margin (+Ch$1,783 million)**: mainly due to higher spreads and the growth in the Retail portfolio.
3. **Higher number of calendar days (+Ch$190 million)**
4. **Commercial spreads on derivatives and FX transactions with clients (-Ch$574 million)**: mainly due to lower activity level in derivatives and FX transactions with wholesale clients.
5. **Working capital and others (-Ch$542 million)**: mainly due to one-off effects of credit refinancing observed in this quarter.

Itaú Corpbanca 32

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 33 Financial Margin with the Market Financial margin with the market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading which manages proprietary portfo lios and may assume directional positions, in compliance with the limits established by our risk appetite. Financial Margin with the Market reached Ch$2.0 billion, a 77.1% decrease when compared to the previous quarter, mainly due t o lower gains from trading desk. Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2121 per COP as of September 30, 2021. Annualized average rate of financial margin with clients 3.5% 3.6% 3.6% 3.5% 3.5% 3.1% -2.1% 2.6% 2.2% 1.7% 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 -0.04 -0.02 0.00 0.02 0.04 Financial margin with clients Risk-adjusted financial margin with clients 3Q21 2Q21 In Ch$ millions, end of period Average Balance Financial Margin Average Rate Average Balance Financial Margin Average Rate Financial Margin with Clients 5,943,114 51,589 3.5% 5,712,666 50,223 3.5% Cost of Credit (25,557) (18,456) Risk-Adjusted Financial Margin with Clients 5,943,114 26,032 1.7% 5,712,666 31,767 2.2% Financial Margin with Clients: - 8 bp • Associated with the decline in client deriv- atives activity and capital margin, partially offset by the benefits of portfolio growth Risk-Adjusted Financial Margin with Clients: - 50 bp • This decrease is mainly due to higher Cost of Credit in the quarter. 13,631 9,322 21,914 8,551 1,957 10,351 11,243 14,572 13,355 10,436 - 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 - 5,000 10,000 15,000 20,000 25,000 30,000 35,000 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 Financial Margin with the Market 1-year moving average Ch$ million Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2121 per COP as of September 30, 2021.

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the third quarter of 2021, Commissions and Fees amounted to Ch$11.2 billion, a 46.7% increase from the previous quarter, mainly due to higher Financial Advisory commissions and results categorized as 'Other', which correspond, mainly, to lower commission expenses associated with credit cards.
- When compared to the same quarter of 2020, Commissions and Fees increased 26.7%, mainly due to higher Financial Advisory commissions.

In Ch$ million	3Q21	2Q21	change		3Q20	change		9M21	9M20	change	
Insurance Brokerage	2,002	1,825	177	9.7%	2,897	(895)	-30.9%	5,610	6,398	(789)	-12.3%
Credit Operations and Guarantees Provided	961	712	249	34.9%	730	231	31.6%	2,458	2,336	122	5.2%
Asset Management	2,441	2,380	61	2.6%	3,199	(758)	-23.7%	7,263	8,401	(1,138)	-13.6%
Financial Advisory	3,377	1,597	1,780	111.5%	467	2,910	623.6%	5,996	2,138	3,859	180.5%
Cash Management	1,414	1,454	(40)	-2.8%	1,566	(151)	-9.7%	4,383	4,294	88	2.1%
Others	953	(370)	1,323	-	(62)	1,015	-	(133)	474	(607)	-
Total Commissions and Fees	**11,148**	**7,598**	**3,550**	**46.7%**	**8,796**	**2,352**	**26.7%**	**25,576**	**24,041**	**1,535**	**6.4%**

Note: Commissions and Fees for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2121 per COP as of September 30, 2021.

Commissions and Fees Breakdown


3Q21
18%
9%
22%
30%
13%
9%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Other


2Q21
24%
9%
31%
21%
19%
5%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Other

Itaú Corpbanca 34

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 35 Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio As of September 30, 2021, the total allowance for loan losses, including additional provisions, increased 0.6% in the quarter, totaling Ch$299.6 billion whereas our loan portfolio increased 2.6% when compared to the second quarter of 2021, reaching Ch$4.8 trillion. As a result, the ratio of total allowance for loan losses, including additional provisions, over loan portfolio decreased in the third quarter of 2021 from 6.43% to 6.35% when compared to the previous quarter. In the third quarter of 2021, Cost of Credit amounted to Ch$25.6 billion, a 38.5% increase from the previous quarter. This increase is mainly due to specific cases of the Wholesale segment and lower recoveries from sales of assets received as payment. The Cost of Credit increased 398.5% when compared to the third quarter of 2020, as a result of the measures taken to support our clients during the COVID-19 pandemic, that meant a lower Cost of Credits in the previous year. Cost of Credit Note: Cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2121 per COP as of September 30, 2021. Note: Allowance for loan losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2121 per COP as of September 30, 2021. At the end of the third quarter of 2021, our provision for loan losses was Ch$30.9 billion, a 32.3% increase when compared to the last quarter. The Cost of Credit over loan portfolio increased 0.66 percentage points in the third quarter of 2021 compared to the previous quarter, and increased 1.67 percentage points when compared to the third quarter of 2020. Note: Provision from loan losses and cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2121 per COP as of September 30, 2021. In Ch$ million 3Q21 2Q21 change 3Q20 change 9M21 9M20 change Provision for Loan Losses (30,946) (23,392) (7,553) 32.3% (9,094) (21,852) 240.3% (73,729) (53,132) (20,598) 38.8% Recovery of Loans Written Off as Losses 5,388 4,936 452 9.2% 3,967 1,421 35.8% 14,844 9,863 4,981 50.5% Cost of Credit (25,557) (18,456) (7,101) 38.5% (5,127) (20,430) 398.5% (58,885) (43,268) (15,617) 36.1% 9,094 86,174 19,391 23,392 30,946 5,127 80,683 14,872 18,456 25,557 0.4 6.7 1.2 1.4 2.1 -3.0 -2.6 -2.2 -1.8 -1.4 -1.0 -0.6 -0.2 0.2 0.6 1.0 1.4 1.8 2.2 2.6 3.0 3.4 3.8 4.2 4.6 5.0 5.4 5.8 6.2 6.6 7.0 7.4 - 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 100,000 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 Provision from loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%) (*) Average Loan Portfolio 252,544 251,796 255,269 256,779 241,553 270,409 267,540 269,979 271,762 33,938 29,691 27,848 27,848 252,544 251,796 255,269 256,779 241,553 304,347 297,231 297,828 299,610 5.34 5.37 5.59 5.43 5.12 6.64 6.56 6.43 6.35 - 0.1 0.1 0.2 0.2 0.3 0.3 0.4 0.4 0.5 0.5 0.6 0.6 0.7 0.7 0.8 0.8 0.9 0.9 1.0 1.0 1.1 1.1 1.2 1.2 1.3 1.3 1.4 1.4 1.5 1.5 1.6 1.6 1.7 1.7 1.8 1.8 1.9 1.9 2.0 2.0 2.1 2.1 2.2 2.2 2.3 2.3 2.4 2.4 2.5 2.5 2.6 2.6 2.7 2.7 2.8 2.8 2.9 2.9 3.0 3.0 3.1 3.1 3.2 3.2 3.3 3.3 3.4 3.4 3.5 3.5 3.6 3.6 3.7 3.7 3.8 3.8 3.9 3.9 4.0 4.0 4.1 4.1 4.2 4.2 4.3 4.3 4.4 4.4 4.5 4.5 4.6 4.6 4.7 4.7 4.8 4.8 4.9 4.9 5.0 5.0 5.1 5.1 5.2 5.2 5.3 5.3 5.4 5.4 5.5 5.5 5.6 5.6 5.7 5.7 5.8 5.8 5.9 5.9 6.0 6.0 6.1 6.1 6.2 6.2 6.3 6.3 6.4 6.4 6.5 6.5 6.6 6.6 6.7 6.7 6.8 6.8 6.9 6.9 7.0 7.0 7.1 7.1 - 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 450,000 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 Allowances for loan losses (Ch$ million) - Colombia Additional provisions (Ch$ million) - Colombia Allowances for loan losses / Loan portfolio (%)

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 36 Delinquency Ratios NPL Ratio (%) | over 90 days Non-Performing Loans NPL Ratio (%) by Segments | over 90 days Coverage Ratio (%) | 90 days The portfolio of credits 90 days overdue decreased 6.39% in the third quarter of 2021 compared to the previous quarter, mainly due to a decrease in NPLs for commercial loans. When compared to the third quarter of 2020, the portfolio of credits 90 days overdue increased 3.10% mainly driven by an increase in the consumer and commercial loans NPLs. In September 30, 2021, the total NPL ratio over 90 days decreased 0.34 percentage points when compared to the previous quarter, mainly driven by a decrease in commercial loans NPLs, while the loan portfolio registered a growth of 2.6%. On a 12-month comparison, total NPL ratio over 90 days increased from 3.50% to 3.51%, mainly driven by an increase in consumer and commercial loans NPLs. The NPL ratio of credits 90 days overdue decreased 0.34 percentage points in the third quarter of 2021 when compared to the previous quarter, and reached 3.51% by the end of September 30, 2021. When compared to the same period in 2020, the ratio increased 0.01 percent- age points. As of September 30, 2021, the 90-day coverage ratio reached 162%, an increase of 11.3 percentage points when compared to the previous quarter. On a 12-month comparison, the total 90-day coverage ratio increased 13.5 percentage points. Note: NPLs for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2121 per COP as of September 30, 2021. Credit Quality Ch$ million 3.67% 4.64% 4.59% 4.61% 3.88% 4.08% 4.21% 4.62% 4.14% 4.35% 4.64% 4.67% 4.54% 4.23% 3.98% 3.27% 3.09% 2.94% 2.02% 2.02% 2.05% 1.05% 1.33% 2.13% 1.53% 1.78% 1.86% 3.47% 4.17% 4.16% 4.01% 3.50% 3.71% 3.58% 3.85% 3.51% 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 Commercial Mortgage Consumer Total 164,916 189,656 195,340 190,978 162,880 166,225 164,543 179,397 167,928 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Non-performing Loans over 90 days - Colombia 3.47 4.17 4.16 4.01 3.50 3.71 3.58 3.85 3.51 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Colombia 153 133 131 134 148 163 163 150 162 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Colombia

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 37 In the quarter under analysis, NPL Creation reached Ch$16.6 billion, a 58.4% decrease compared to the previous quarter. NPL Creation In this quarter, income from recovery of loans written-off as losses increased Ch$452 billion, or 9.2% from the previous quarter. When compared to the same quarter in 2020, the income from recovery of loans written-off as losses increased by Ch$1.42 billion or 35.8%. In the third quarter of 2021, total NPL Creation coverage reached 187%, an increase of 128 percentage points when compared to the previous quarter, explained, due to the decrease in the level of NPL portfolio of the quarter, mainly referring to commercial loans. When compared to the third quarter of 2020, the NPL creation coverage increased 85 percentage points. Note: NPL creation for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2121 per COP as of September 30, 2021. Note: Recovery of loans written-off as losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2121 per COP as of September 30, 2021. Ch$ billion * Loan portfolio average balance of the two previous quarters. Note: Write-off for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2121 per COP as of September 30, 2021. In the third quarter of 2021, the loan portfolio write-off totaled Ch$28.1 billion, a 12.0% increase when compared to the previous quarter, mainly due to higher write-offs in commercial loans during this quarter. The ratio of written-off opera- tions to loan portfolio average balance reached 2.40%, a 0.24 percentage points increase when compared to the second quarter of this year and a 0.72 percent- age points decrease on a 12-month comparison. 3,967 5,491 4,519 4,936 5,388 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 Recovery of Loan Written-off as Losses (Ch$ million) - Colombia Ch$ million Recovery of Loans Written-off as Losses NPL Creation Coverage Loan Portfolio Write-Off 101 432 117 59 187 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 Colombia (%) 33.0 50.5 23.0 20.4 9.0 20.0 16.5 39.9 16.6 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 Colombia Note: The ratio NPL Creation and Provision for Loan Losses in constant currency. 21.9 25.7 17.3 24.8 37.1 16.6 18.2 25.0 28.1 1.85 2.24 1.53 2.10 3.12 1.48 1.57 2.15 2.40 -0.50 -0.40 -0.30 -0.20 -0.10 0.00 0.10 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1.00 1.10 1.20 1.30 1.40 1.50 1.60 1.70 1.80 1.90 2.00 2.10 2.20 2.30 2.40 2.50 2.60 2.70 2.80 2.90 3.00 3.10 3.20 3.30 3.40 3.50 3.60 3.70 3.80 3.90 4.00 4.10 4.20 0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 100 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 Write-off (Ch$ billion) - Colombia Write-off / Loan Portfolio* - Annualized (%)

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 38 Personnel Expenses Administrative Expenses Depreciation and Amortization Depreciation, Amortization and impairment expenses totaled Ch$3.4 billion in the third quarter of 2021, a 1.0% decrease when compared to the last quarter. When compared to the third quarter of 2020, there was a 6.0% increase. Non-interest Expenses • Non-interest Expenses amounted Ch$50.0 billion in the quarter, a 15.5% increase when compared to the previous quarter and an 8.5% increase when compared to the third quarter of 2020. Highlights Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange r ate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2121 per COP as of September 30, 2021. Personnel Expenses reached Ch$22.8 billion in the third quarter of 2021, a 6.2% increase when compared to the previous quarter, mainly due to higher provisions for severance expenses in this quarter. On a 12-month comparison, this expenses decreased a 1.3%, mainly due to headcount reduction. Headcount The total number of employees including Itaú (Panama) was 2,931 at the end of the third quarter of 2021, compared to 3,013 in the second quarter of 2021 and 3,115 at the end of the third quarter of 2020, a 5.9% reduc- tion in headcount for the 12-month period ended in September 30, 2021. 2,931 Headcount in Colombia and Panamá at the end of the 3Q21 - 2.7% (3Q21/2Q21) - 5.9% (3Q21/3Q20) Administrative Expenses amounted Ch$23.9 billion in the third quarter of 2021, mainly due to the one-off impact of provisions for other contingencies recorded in the quarter, same effect that explains the 20.4% increase ob- served in the comparison in 12-month. In Ch$ million 3Q21 2Q21 change 3Q20 change 9M21 9M20 change Personnel Expenses (22,776) (21,445) (1,331) 6.2% (23,085) 309 -1.3% (67,890) (70,231) 2,341 -3.3% Administrative Expenses (23,853) (18,435) (5,419) 29.4% (19,815) (4,038) 20.4% (60,651) (56,036) (4,615) 8.2% Personnel and Administrative Expenses (46,629) (39,880) (6,749) 16.9% (42,901) (3,729) 8.7% (128,540) (126,267) (2,273) 1.8% Depreciation, Amortization and Impairment (3,387) (3,421) 34 -1.0% (3,195) (192) 6.0% (9,490) (9,155) (335) 3.7% Total Non-interest Expenses (50,016) (43,301) (6,715) 15.5% (46,095) (3,921) 8.5% (138,030) (135,422) (2,608) 1.9% 3,417 3,327 3,309 3,297 3,115 3,098 3,067 3,013 2,931 -0.4% -2.6% -0.5% -0.4% -5.5% -0.5% -1.0% -1.8% -2.7% -10.0% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% 2,500 2,700 2,900 3,100 3,300 3,500 3,700 3,900 4,100 4,300 4,500 4,700 4,900 sept-19 dec-19 mar-20 jun-20 sept-20 dec-20 mar-21 jun-21 sept-21 Colombia Δ% QoQ

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 39 Efficiency Ratio In the third quarter of 2021, our efficiency ratio reached 77.6%, an increase of 12.4 percentage points when compared to the second quarter of 2021. This is mainly due to higher Non-interest Expenses. When compared to the third quarter of 2020, the efficiency ratio increased 15.1 percentage points. This was primarily due to the combination of higher Non- interest Expenses by 8.5% and 12.2% decrease in Operating Revenues. Risk-Adjusted Efficiency Ratio1 The risk-adjusted efficiency ratio, which also includes the Cost of Credit, reached 117.7% in the third quarter of 2021, a 24.8 percentage points in- crease when compared to the previous quarter, mainly due to the increase in Cost of Credit and Non-interest Expenses this quarter. When compared to the third quarter of 2020, the risk-adjusted efficiency ratio increased by 48.0 percentage points, primarily due to higher Cost of Credit. We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes Cost of Credit. Efficiency Ratio and Risk-Adjusted Efficiency Ratio Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2121 per COP as of September 30, 2021. Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit Managerial Financial Margin + Commissions and Fees = Risk-Adjusted Efficiency Ratio 1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. Points of Service in Colombia Automated Teller Machines (ATMs) | Colombia Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu ding ATMs, branch offices, internet banking and telephone banking. As of September 30, 2021, we had 107 branches in both Colombia and Panama under the brand “Itaú”, 1 branches or 0.9% less compared to the previous quarter. Distribution Network Branches | Colombia and Panama 170 147 142 142 125 125 125 123 122 0.6% -13.5% -3.4% 0.0% -12.0% 0.0% 0.0% -1.6% -0.8% -30% -25% -20% -15% -10% -5% 0% 5% 100 150 200 sept-19 dec-19 mar-20 jun-20 sept-20 dec-20 mar-21 jun-21 sept-21 Colombia Δ% ATMs Colombia QoQ By the end of the third quarter of 2021, the number of ATMs totaled 122 in Colombia, showing a decrease of 0.8% compared to the previous quarter and 2.4% on a 12-month comparison, which is related to the footprint optimization implemented in the last year. Our customers contin- ue to have access to over 16,000 ATMs in Colombia through Colombia’s financial institutions. 153 127 128 127 111 111 109 108 107 -2.5% -17.0% 0.8% -0.8% -12.6% 0.0% -1.8% -0.9% -0.9% -35% -30% -25% -20% -15% -10% -5% 0% 5% - 50 100 150 200 250 300 sept-19 dec-19 mar-20 jun-20 sept-20 dec-20 mar-21 jun-21 sept-21 Colombia Δ% Branches Colombia QoQ 62.6% 68.9% 56.5% 65.2% 77.6% 69.7% 182.2% 75.2% 92.9% 117.7% 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 Efficiency ratio Risk Adjusted Efficiency ratio

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlights

- Excluding the effect of the foreign exchange variation, at the end of the third quarter of 2021, the Colombian portfolio increased 2.6% and reached Ch$4.78 trillion when compared to the previous quarter and increased 2.7% compared to the third quarter of 2020.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	3Q21	2Q21	change	3Q20	change
Wholesale lending	**3,131,401**	**3,073,579**	**1.9%**	**3,242,084**	**-3.4%**
Commercial loans	2,706,748	2,634,974	2.7%	2,786,560	-2.9%
Current account overdrafts	2,226	1,800	23.7%	3,471	-35.9%
Leasing and factoring	416,250	430,778	-3.4%	445,844	-6.6%
Other loans and receivables	6,177	6,027	2.5%	6,209	-0.5%
Retail lending	**1,647,991**	**1,583,577**	**4.1%**	**1,413,231**	**16.6%**
Residential Mortgage loans	**717,297**	**700,952**	**2.3%**	**628,900**	**14.1%**
Housing leasing	313,966	311,577	0.8%	315,060	-0.3%
Other mortgage loans	403,331	389,376	3.6%	313,839	28.5%
Consumer loans	**930,694**	**882,624**	**5.4%**	**784,331**	**18.7%**
Consumer loans	732,468	705,769	3.8%	626,977	16.8%
Current account overdrafts	1,453	1,557	-6.7%	1,739	-16.5%
Credit card debtors	160,678	141,317	13.7%	117,096	37.2%
Leasing consumer	467	582	-19.8%	1,419	-67.1%
Other loans and receivables	35,628	33,398	6.7%	37,101	-4.0%
TOTAL LOANS	**4,779,392**	**4,657,156**	**2.6%**	**4,655,315**	**2.7%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2121 per COP as of September 30, 2021.

In the third quarter of the year, the Wholesale portfolio presented a growth of 1.9% compared to the previous period, resuming the portfolio levels observed during the last quarter of 2020, however in the comparison with 12 months, there is a decrease of 3.4%

Residential Mortgage loans reached Ch$717.3 billion at the end of the third quarter of 2021, an increase of 2.3% compared to the previous quarter and an increase of 14.1% compared to September 30, 2020, this represents an improvement in the 12-month growth rate observed until last quarter (12.8% of variation previously reported).

For its part, the Consumer portfolio registered a growth of 5.4% compared to the second quarter of 2021 and 18.7% in the comparison with 12 months, an effect that has a direct impact on the results by assets financial margin observed in the period.

Daily COVID-19 cases and deaths remain low. Average daily cases across the country dropped to 1500 by the end of 3Q21 (far below the 30 thousand by the end of June), while daily deaths remained at around 46 over the last month, well below the average of close to 700 by the close of 2Q21. Colombia has vaccinated 51% of its population (26.2 million individuals) with the first dose, while 33% (16.8 million) have also received a second dose or single-shot vaccine. Colombia is targeting vaccination of 70% of its population (around 35 million people) by the end of this year. Favorable healthcare developments have led to the consolidation of the economic reopening. Activity continues to surprise to the upside.

The robust domestic demand recovery is leading to wider external imbalances. The rolling 12-month trade deficit sits at USD 12.9 billion in mid-21 (USD 10.1 billion deficit in 2020). While oil prices support external sales, volumes remained downbeat. Meanwhile, import demand is increasing. Total exports increased 33% in the rolling quarter, while imports rose 48% (after experiencing a mild decline last year). Food prices are driving inflation, while the core measure is gradually normalizing. September inflation reached 4.51% YoY (3.6% in June), the highest rate since April 2017, while core inflation remains below the 3% target. Food and energy prices are driving inflation dynamics. The Board of the Central Bank started withdrawing the monetary stimulus, with a 25-bp hike to 2.0% in September.

Itaú Corpbanca 40

Management Discussion & Analysis | Balance Sheet

Balance Sheet

Assets

In Ch$ million, end of period	3Q21	2Q21	change	3Q20	change
Cash and deposits in banks	2,471,563	2,875,942	-14.1%	3,943,080	-37.3%
Cash items in process of collection	588,149	442,662	32.9%	406,308	44.8%
Trading investments	401,285	300,424	33.6%	422,535	-5.0%
Investments under resale agreements	88,748	122,998	-27.8%	172,087	-48.4%
Financial derivatives contracts	3,258,246	2,588,103	25.9%	4,466,884	-27.1%
Interbank loans, net	79,714	57,489	38.7%	86,840	-8.2%
Loans and accounts receivable from customers, net of loan loss allowances	23,020,767	22,113,418	4.1%	22,624,495	1.8%
Available-for-sale investments	3,661,391	3,907,850	-6.3%	2,514,133	45.6%
Held-to-maturity investments	183,956	173,232	6.2%	90,768	102.7%
Investments in associates and other companies	13,831	12,035	14.9%	14,228	-2.8%
Intangible assets[1]	701,178	702,939	-0.3%	771,338	-9.1%
Property, plan and equipment	201,387	201,596	-0.1%	237,850	-15.3%
Current taxes	83,509	100,123	-16.6%	18,279	356.9%
Deferred taxes	249,849	275,276	-9.2%	251,282	-0.6%
Other assets	765,272	528,293	44.9%	711,808	7.5%
Total Assets	**35,768,845**	**34,402,380**	**4.0%**	**36,731,915**	**-2.6%**

1– Includes right-of-use assets under lease agreements arisen from IFRS 16 adoption since January 1, 2019.

At the end of the third quarter of 2021, our assets totaled Ch$35.8 trillion, an increase of Ch$1,366 billion or 4.0% from previous quarter, as presented below:



Ch$ billion
(135)
907
(187)
145
(34)
670
1,366
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Sep-21 - Jun-21

Compared to the previous year, total assets decreased by Ch$963 billion or 2.6%. The main changes are presented below:



Ch$ billion
1,219
396
(1,468)
182
(83)
(1,209)
(963)
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Jun-21 - Jun-20

* **Securities Investment portfolio**: Trading investments, available-for-sale investments and held-to-maturity investments.
** **Total other assets**: Investments in other companies, Intangible assets, Property, plant and equipment, Current taxes, Deferred taxes and Other assets.

Asset Breakdown

September 30, 2021

Ch$ 35.8 trillion

▲ **+ 4.0%** (Sep-21 vs. Jun-21)

▼ **- 2.6%** (Sep-21 vs. Sep-20)



0.2%
3.1%
2.0%
9.1%
11.9%
7.1%
66.6%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 29.4 trillion

▲ **+ 2.5%** (Sep21 vs. Jun-21)

▼ **- 3.9%** (Sep-21 vs. Sep-20)

Ch$ 6.3 trillion

▲ **+ 11.3%** (Sep21 vs. Jun-21)

▲ **+ 4.0%** (Sep-21 vs. Sep-20)



Ch$ billion
32,477
33,740
38,416
38,969
36,732
35,639
33,615
34,402
35,769
19%
19%
18%
17%
17%
17%
16%
17%
18%
81%
81%
82%
83%
83%
83%
84%
83%
82%
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Chile
Colombia
Total

Itaú Corpbanca

41

Management Discussion & Analysis | Balance Sheet

Liabilities

In Ch$ million, end of period	3Q21	2Q21	change	3Q20	change
Deposits and other demand liabilities	6,932,429	6,550,657	5.8%	5,661,945	22.4%
Cash items in process of being cleared	579,443	420,259	37.9%	381,006	52.1%
Obligations sold under repurchase agreements	361,949	483,241	-25.1%	437,330	-17.2%
Time deposits and other time liabilities	10,182,623	10,269,825	-0.8%	12,092,389	-15.8%
Financial derivatives contracts	3,104,533	2,377,921	30.6%	4,118,822	-24.6%
Interbank borrowings	4,749,007	4,453,688	6.6%	4,292,982	10.6%
Issued debt instruments	6,226,268	6,335,525	-1.7%	6,179,471	0.8%
Other financial liabilities	34,441	29,163	18.1%	8,401	310.0%
Current taxes	951	344	176.5%	2,687	-64.6%
Deferred taxes	12	102	-88.2%	268	-95.5%
Provisions	345,781	296,499	16.6%	211,744	63.3%
Other liabilities[1]	819,436	818,188	0.2%	771,099	6.3%
Total Liabilities	**33,336,873**	32,035,412	**4.1%**	**34,158,144**	**-2.4%**
Attributable to Shareholders	**2,355,997**	2,297,933	**2.5%**	**2,496,130**	**-5.6%**
Non-controlling interest	75,975	69,035	10.1%	77,641	-2.1%
Total Equity and Liabilities	**35,768,845**	**34,402,380**	**4.0%**	**36,731,915**	**-2.6%**

1– Includes lease liabilities arisen from IFRS 16 adoption since January1, 2019.

The main changes in liabilities at the end of third quarter of 2021, compared to the previous quarter, are presented in the chart below:


Ch$ billion
(87)
382
(121)
(109)
727
576
1,366
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Sep-21 - Jun-21

Compared to the previous year, the main changes in liabilities are highlighted as follows:


Ch$ billion
(1,910)
1,270
(75)
47
(1,014)
719
(963)
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Sep-21 - Sep-20

* **Total other liabilities:** Cash items in process of being cleared, interbank borrowings, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities (including lease liabilities arising from IFRS 16 adoption since January 2019), capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

Itaú Corpbanca 42

Management Discussion & Analysis | Balance Sheet by Currency

Itaú

Balance Sheet by Currency

Assets | September 30, 2021

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	2,471,563	1,929,932	477,467	-	1,452,465	541,631
Cash items in process of collection	588,149	587,751	228,150	-	359,601	398
Trading investments	401,285	141,181	141,181	-	-	260,104
Investments under resale agreements	88,748	79,522	79,522	-	-	9,226
Financial derivatives contracts	3,258,246	3,166,709	2,379,495	170,048	617,166	91,537
Interbank loans, net	79,714	20,234	-	-	20,234	59,480
Loans and accounts receivable from customers, net of loan loss allowances	23,020,767	18,513,137	6,091,831	9,452,204	2,969,102	4,507,630
Available-for-sale investments	3,661,391	3,248,706	2,451,708	600,489	196,509	412,685
Held-to-maturity investments	183,956	-	-	-	-	183,956
Investments in associates other companies	13,831	9,941	9,941	-	-	3,890
Intangible assets	701,178	664,782	664,618	-	164	36,396
Property, plant and equipment	201,387	154,738	147,170	-	7,568	46,649
Current taxes	83,509	50,969	48,761	-	2,208	32,540
Deferred taxes	249,849	177,277	157,332	-	19,945	72,572
Other assets	765,272	684,271	253,119	4,875	426,277	81,001
Total Assets	**35,768,845**	**29,429,150**	**13,130,295**	**10,227,616**	**6,071,239**	**6,339,695**

Liabilities | September 30, 2021

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	6,932,429	4,484,464	3,668,211	19,790	796,463	2,447,965
Cash items in process of being cleared	579,443	579,443	377,068	-	202,375	-
Obligations sold under repurchase agreements	361,949	124,741	124,741	-	-	237,208
Time deposits and other time liabilities	10,182,623	8,776,250	6,254,588	426,453	2,095,209	1,406,373
Financial derivatives contracts	3,104,533	3,037,227	2,269,894	136,200	631,133	67,306
Interbank borrowings	4,749,007	4,191,090	3,007,200	-	1,183,890	557,917
Issued debt instruments	6,226,268	5,410,752	553,800	4,856,952	-	815,516
Other financial liabilities	34,441	34,441	34,441	-	-	-
Current taxes	951	26	26	-	-	925
Deferred taxes	12	-	-	-	-	12
Provisions	345,781	233,176	234,144	-	(968)	112,605
Other liabilities	819,436	704,552	201,657	357,317	145,578	114,884
Total Liabilities	**33,336,873**	**27,576,162**	**16,725,770**	**5,796,712**	**5,053,680**	**5,760,711**
Capital	1,862,826	1,778,759	1,778,759	-	-	84,067
Reserves	470,873	(277,632)	(277,632)	-	-	748,505
Valuation adjustment	(125,763)	(138,546)	(138,546)	-	-	12,783
Retained Earnings:	**148,061**	**415,433**	**69,268**	**248,036**	**98,129**	**(267,372)**
Retained earnings or prior years	-	273,775	273,775	-	-	(273,775)
Income for the period	211,516	197,866	(148,299)	248,036	98,129	13,650
Minus: Provision for mandatory dividend	(63,455)	(56,208)	(56,208)	-	-	(7,247)
Equity attributable to shareholders	**2,355,997**	1,778,014	1,431,849	248,036	98,129	577,983
Non-controlling interest	75,975	74,974	74,974	-	-	1,001
Total Equity	**2,431,972**	**1,852,988**	**1,506,823**	**248,036**	**98,129**	**578,984**
Total Liabilities and Equity	**35,768,845**	**29,429,150**	**18,232,593**	**6,044,748**	**5,151,809**	**6,339,695**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholders.

Itaú Corpbanca 43

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlights

- By the end of the third quarter of 2021, our total credit portfolio reached Ch$23.8 trillion, increasing 4.1% from the previous quarter and an increase of 1.8% from the same period of the previous year. The increase was mainly driven by a higher performance in the Chilean and Colombia retail portfolio in the quarter.
- In constant currency, total loans in Colombia increased 2.6% in the third quarter of 2021 and increased 2.7% in the 12-month period ended September 30, 2021. This growth is mainly explained by higher placements in the retail segment by 4.1% (both in Consumer and mortgage loans) and growth by 1.9% in the Wholesale segment (see details on page 40). Considering the 8.8% appreciation of the exchange rate of the Colombian peso, the loan portfolio for Colombia increased 11.7% in the third quarter and increased 6.5% in the 12-month period ended September 30, 2021.

In Ch$ million, end of period	3Q21	2Q21	change	3Q20	change
Wholesale lending	**15,245,039**	**14,761,633**	**3.3%**	**15,819,334**	**-3.6%**
Chile	**12,113,638**	**11,937,309**	**1.5%**	**12,693,616**	**-4.6%**
Commercial loans	10,451,761	10,291,962	1.6%	10,894,684	-4.1%
Foreign trade loans	957,354	965,877	-0.9%	1,145,899	-16.5%
Leasing and Factoring	704,523	679,470	3.7%	653,033	7.9%
Colombia	**3,131,401**	**2,824,324**	**10.9%**	**3,125,718**	**0.2%**
Commercial loans	2,715,151	2,428,480	11.8%	2,695,876	0.7%
Leasing and Factoring	416,250	395,844	5.2%	429,842	-3.2%
Retail lending	**8,566,929**	**8,111,272**	**5.6%**	**7,582,954**	**13.0%**
Chile	**6,918,938**	**6,656,117**	**3.9%**	**6,220,447**	**11.2%**
Consumer loans	1,703,882	1,667,318	2.2%	1,698,705	0.3%
Residential mortgage loans	5,215,056	4,988,799	4.5%	4,521,742	15.3%
Colombia	**1,647,991**	**1,455,155**	**13.3%**	**1,362,507**	**21.0%**
Consumer loans	930,694	811,047	14.8%	756,180	23.1%
Residential mortgage loans	717,297	644,108	11.4%	606,327	18.3%
TOTAL LOANS	**23,811,968**	**22,872,905**	**4.1%**	**23,402,288**	**1.8%**
Chile	**19,032,576**	**18,593,426**	**2.4%**	**18,914,063**	**0.6%**
Colombia	**4,779,392**	**4,279,479**	**11.7%**	**4,488,225**	**6.5%**


Loan Portfolio - Breakdown
Mortgage
15%
Consumer
19%
Commercial
66%
Colombia
20%
Chile
80%
Mortgage
22%
Consumer
7%
Commercial
51%

Credit Portfolio - Currency Breakdown

Ch$ billion


Sep-21
6,600
9,452
7,759
23,812
Jun-21
6,557
9,214
7,101
22,873
Mar-21
6,579
9,033
7,105
22,717
Dec-20
6,464
8,959
7,166
22,589
Sep-20
6,620
8,995
7,787
23,402
Jun-20
6,765
8,979
8,545
24,289
Mar-20
6,269
8,819
8,531
23,620
Dec-19
6,219
8,749
8,186
23,154
Sep-19
6,101
8,578
7,821
22,499
Ch$
UF
FX

As of September 30, 2021, Ch$7,759 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion increased 1.5% in this quarter and represents approximately 33% of our total Credit Portfolio. In the third quarter of 2021, the U.S. dollar variation was 10.5% or approximately Ch$77 per dollar.

Itaú Corpbanca 44

Management Discussion & Analysis | Balance Sheet

Itaú

NPL Ratio (90 days overdue) by segment

By the end of the third quarter of 2021, our total consolidated NPL ratio for operations 90 days overdue reached 2.34%, a decrease of 0.27 percentage points from the previous quarter and a 0.19 percentage point increase when compared to the same period of 2020.

The NPL ratio for commercial loans decreased from 3.30% to 2.97% compared to the previous quarter. When excluding the student loans, the commercial loans NPL ratio reached 2.80%, a 0.23 percentage points decrease when compared to the third quarter of 2020.

For consumer loans, the NPL ratio decreased 0.28 percentage points and mortgage loans decreased 0.11 percentage points in the quarter, reaching 1.39% and 1.12% respectively.


3.17%
3.19%
3.30%
3.06%
2.97%
2.82%
2.84%
2.80%
2.81%
2.55%
2.38%
2.46%
2.57%
2.76%
3.03%
2.80%
2.23%
2.15%
2.50%
2.61%
2.34%
2.17%
2.16%
2.23%
2.19%
2.34%
2.14%
2.15%
2.11%
2.16%
2.02%
1.97%
1.61%
1.81%
1.68%
2.02%
1.96%
1.90%
1.26%
1.46%
1.33%
1.67%
1.23%
1.39%
1.12%
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
Commercial
Comm. ex-Students loans
Mortgage
Consumer
Total

Tangible Equity Breakdown

The chart below shows the calculation of the average tangible Shareholders Equity or "Managerial Equity", which we use to determine the RoTAE.


3Q21 Average Balance (Ch$ billion)
Goodwill: Ch$ 493
Ch$ 493
Ch$ -
Intangibles from PPA: Ch$ 73
Ch$ 73
Ch$ -
All other Assets: Ch$ 34,442
Ch$ 28,491
Ch $ 5,951
Assets: 35,007
Deferred taxes asociated with intangibles from PPA: Ch$ 20
Ch$ 20
Ch$ -
All other Liabilities: Ch$ 32,583
Ch$ 27,131
Ch$ 5,452
Liabilities: 32,602
Asociated w/ PPA Intang.: Ch$ -
Minority Interest ex GW and PPA Intangibles: Ch$ 72
Minority Interest: 72
GW and PPA Intangibles: Ch$ 546
Ch$ 546
Ch$ -
Managerial Tang. Equity: Ch$ 1,787
Ch$ 1,359
Ch$ 428
Shareholders' Equity: 2,333
Managerial Tang. Equity: Ch$ 1,787
Ch$ 1,359
Ch$ 428
÷
Recurring Results: Ch$ 59.0
Ch$ 58.6
Ch$ 0.4
=
Recurring RoTE: 13.2%
17.2%
0.4%

Itaú Corpbanca 45

Management Discussion & Analysis | Balance Sheet

Funding

Highlights

- Total funding amounted to Ch$28.5 trillion by the end of the third quarter of 2021, a 1.3% increase compared to the previous quarter and a 0.6% decrease compared with the same period of 2020. The change against the second quarter of 2021 was primarily due to: (i) demand deposits growth (5.8%) led by the third withdrawal from pension funds and the new universal emergency fund ("IFE") that is available to 90% of Chilean households; and (ii) interbank borrowing increase (6.6%) since we continued to access the Central Bank liquidity lines priced at monetary policy rate. These changes were partly offset by bonds decrease (-2.4%) and time deposits decrease (-0.8%). The change against the third quarter of 2020 was primarily due to the fact that demand deposits continued to grow, increasing by 22.4%, and interbank borrowings have expanded by 10.6% and, on the other hand, time deposits have decreased by 15.8% due to low interest rates and also letters of credit have decreased by 23.7%.
- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy.
- Our strategy in terms of bond issuances is to seek longer maturity tenor and maintain comfortable liquidity levels under BIS III standards. In addition, the spreads vs. peers obtained in these issuances have remained below 10 basis points, positively affecting our cost of funds. In 2021, as of the date of this report, we have issued bonds for UF 11.0 million (equivalent to Ch$330,972 million or US$412 million).

In Ch$ million, end of period	3Q21	2Q21	change		3Q20	change	
Funding from Clients (A)	**17,477,001**	**17,303,723**	**173,278**	**1.0%**	**18,191,664**	**-714,663**	**-3.9%**
Deposits and other demand liabilities	6,932,429	6,550,657	381,772	5.8%	5,661,945	1,270,484	22.4%
Time deposits and saving accounts	10,182,623	10,269,825	-87,202	-0.8%	12,092,389	-1,909,766	-15.8%
Investments sold under repurchase agreements	361,949	483,241	-121,292	-25.1%	437,330	-75,381	-17.2%
Other Funding (B)	**11,009,716**	**10,818,376**	**191,340**	**1.8%**	**10,480,854**	**528,862**	**5.0%**
Letters of credit	25,167	26,656	-1,489	-5.6%	32,966	-7,799	-23.7%
Bonds	5,085,906	5,212,869	-126,963	-2.4%	5,069,581	16,325	0.3%
Subordinated bonds	1,115,195	1,096,000	19,195	1.8%	1,076,924	38,271	3.6%
Interbank borrowings	4,749,007	4,453,688	295,319	6.6%	4,292,982	456,025	10.6%
Other financial liabilities	34,441	29,163	5,278	18.1%	8,401	26,040	310.0%
Total Funding (A) + (B)	**28,486,717**	**28,122,099**	**364,618**	**1.3%**	**28,672,518**	**-185,801**	**-0.6%**

Loans and Funding

The ratio between (i) the loan portfolio and (ii) the funds raised from clients and other funding reached 83.6% in the third quarter of 2021:


81.6%
79.9%
83.6%
81.3%
83.6%
28.7
23.4
28.3
22.6
27.2
22.7
28.1
22.9
28.5
23.8
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Loan portfolio / Funding from clients and other funding
Loan portfolio
Funding from clients and other funding

Itaú Corpbanca 46

Management Discussion & Analysis | Risk and Capital Management

Risk and Capital Management

We believe risk management is an essential tool to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

We have established a risk and capital commission to assist our board and management in their assessment and management of market and liquidity risks, P&L, and capital adequacy, in accordance with both economic principles and the rules set forth by local regulation and those of Basel I, II, and III. These principles and rules are applied to provide oversight and management of market and liquidity risks, P&L, and economic capital principles, to review the effectiveness of those related policies and limits and to review the adherence to market and liquidity risk and capital policies and procedures throughout the Bank.

We take a prospective stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process ("ICAAP"), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks.

Our risk management process includes:

- **Identification and measurement** of existing and potential risks in our operations.
- **Alignment** of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.
- **Management** of our portfolio seeking optimal risk-return ratios.

Liquidity Ratios

Highlights

- In line with international risk management practices, we use the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.
- The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the Basel III Committee on Banking Supervision (BIS III), which were adopted by the CMF and the Brazilian Central Bank (BACEN).

Liquidity Coverage Ratio (LCR)

In Ch$ million	3Q21	2Q21
High Quality Liquid Assets	2,660,083	3,230,891
Net Potential Cash Outflows	1,934,351	2,131,205
LCR (%)	137.5%	151.6%

In Ch$ million	3Q21	2Q21
High Quality Liquid Assets	660,448	677,163
Net Potential Cash Outflows	599,861	602,475
LCR (%)	110.1%	112.4%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2121 per COP as of September 30, 2021.

Starting in April 2019, Chilean banks began reporting their local LCR figures with a minimum level set by CMF at 60%.This minimum will gradually rise to 100% by 2023. Our internal minimum limit for LCR set by our board of directors is 100%.

Net Stable Funding Ratio (NSFR)

In Ch$ million	3Q21	2Q21
Available Stable Funding	17,640,741	17,473,058
Required Stable Funding	16,926,582	16,113,567
NSFR (%)	104.2%	108.4%

In Ch$ million	3Q21	2Q21
Available Stable Funding	3,835,170	3,678,967
Required Stable Funding	4,059,645	3,918,429
NSFR (%)	94.5%	93.9%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2121 per COP as of September 30, 2021.

Our current internal minimum limit for NSFR, set by the board of directors, is 90% in Chile and 85% for Colombia.

Note: NSFR data considers consolidated information for Chile and its subsidiaries and for Colombia and its subsidiaries. In this report, we have changed "Potential Cash Outflows" data included in 3Q19, for "Net Potential Cash Outflows" since 4Q19.

Itaú Corpbanca 47

Management Discussion & Analysis | Risk and Capital Management

Capital

Highlights

- At the end of the third quarter of 2021, our regulatory capital ratio reached 12.56%, a decrease of 47 basis points when compared to the previous quarter.

Minimum Capital Requirement

Our minimum capital requirements are set by the *Comisión para el Mercado Financiero* ("CMF") which follows the Chilean banking law capital requirements. On January 12, 2019, a new banking law was enacted for purposes of adopting Basel III and replaced the SBIF with CMF, as of June 1, 2019. With this milestone the process of implementing Basel III in Chile started.

During 2020, the CMF issued regulations for several key definitions for the implementation of Basel III, such as the exact capital deductions to be taken from regulatory capital, specific buffer sizes, changes in credit RWA as well as the definitive models for market and operational risks, among other aspects. The regulatory adjustments and exclusions will be applied progressively during a 5-year term, without discounts in 2021 and with progressive yearly increases until reaching 100% on December 1, 2025.

Currently, our minimum capital requirement is expressed as a ratio of regulatory capital, stated by the referential equity or total capital, composed of Tier I capital and Tier II capital, and the risk-weighted assets, or RWA. Our minimum total capital requirement corresponds to 10.0%.

Itaú Corpbanca targets an optimal capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

Solvency Ratios

In Ch$ millions, end of period	3Q21	2Q21
Core capital [1]	**2,355,997**	**2,297,933**
(-) Goodwill	(492,512)	(492,512)
(+) Subordinated debt	1,008,312	997,885
(+) Additional provisions	114,060	103,801
(+) Minority interest	75,975	69,035
= Regulatory capital (Core capital + Tier II capital)	**3,061,831**	**2,976,143**
Risk-Weighted assets (RWA)	**24,374,677**	**22,840,956**
Ratios (%) — **BIS (Regulatory capital / Risk-weighted assets)** [2]	**12.56%**	**13.03%**
Ratios (%) — Core capital ratio [1] (ex-goodwill)	7.65%	7.90%

Note: (1) Core Capital = *Capital básico* according to CMF current definitions; (2) BIS Ratio = Regulatory capital / RWA, according to CMF current definitions.

Main changes in the 3Q21

The BIS ratio decreased 47 basis point, from 13.03% to 12.56%, mainly due to a increase in risk weighted assets. This was partially offset by the results of the period, other comprehensive income (OCI) of the period and its effect on core capital and an increase in computable subordinated debt (FX effect).


13.03%
25 bp
5 bp
-84 bp
8 bp
12.56%
2Q21
Core Capital (1)
Subordinated Bonds
RWA
Other
3Q21

Itaú Corpbanca 48

Additional Information Management Discussion & Analysis

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Management Discussion & Analysis | Our Shares

Our Shares

Itaú Corpbanca capital stock is composed of 512,406,760,091 common shares traded on the Santiago Stock Exchange (**ITAUCORP**) as of September 30, 2021. Shares are also traded as American Depositary Receipts ("ADR") on the New York Stock Exchange (**ITCB**).

Market Capitalization

Ch$1.0 trillion | **US$1.3** billion

Sell-side ratings

2 Buy	7 Hold	1 Sell

Source: Sell-side reports.

Average daily traded volumes for the 12-month period ended September 30, 2021 (US$ million)



1.61
0.18
1.79
Santiago
NY
Total

Corporate Structure Chart

As of September 30, 2021, our shareholders structure was as follows:



Itaú Unibanco
39.22%
Saieh Family¹
27.16%
IFC
3.32%
Others
30.30%
Itaú Corpbanca
512,406,760,091 (# total shares)

1– Includes 36,000,000 shares owned by Corp Group Banking S.A. that are under custody



Others
Free Float
Others
2.38%
Sec. Brokerage
16.50%
Local
Inst. Investors
5.04%
154 bn
(# shares)
6.37%
ADR's & Foreign
Inst. Investors

Strengths of our structure

- Itaú Corpbanca is controlled by Itaú Unibanco.
- Itaú Unibanco and the Saieh Family appoint the majority of the board of directors.
- Pursuant to the Shareholders Agreement, the directors appointed by Itaú Unibanco and the Saieh Family shall vote together as a single block according to Itaú Unibanco recommendation.
- Professional and experienced management team.

Performance in the Capital Markets

Price and Volume	ITAUCORP (Common shares)	ITCB (ADR)
	Ch$	US$
Closing Price at 09/30/2021	**1.99**	**3.95**
Maximum price in the quarter	2.19	4.32
Average Price in the quarter	2.00	3.91
Minimum price in the quarter	1.84	3.51
Closing Price at 06/30/2021	**2.03**	**4.23**
Closing Price at 09/30/2020	**2.09**	**3.86**
Change in 3Q'21	**-2.07%**	**-6.62%**
Change in LTM	**-4.60%**	**2.33%**
Average daily trading volume LTM (million)	**1,175.98**	**0.18**
Average daily trading volume in 3Q'21 (million)	**659.81**	**0.04**

Shareholder Base and Ratios	3Q21	2Q21	3Q20
Number of outstanding shares (million)	**512,406.8**	**512,406.8**	**512,406.8**
Number of outstanding ADRs [1:1500] (million)	**5.04**	**5.00**	**1.65**
Recurring Diluted Earnings per share in the quarter (Ch$)	**0.12**	**0.14**	**-0.02**
Accounting Diluted Earnings per share in the quarter (Ch$)	**0.10**	**0.13**	**-0.03**
Recurring Diluted Earnings per ADR in the quarter (US$)	**0.21**	**0.28**	**-0.04**
Accounting Diluted Earnings per ADR in the quarter (US$)	**0.19**	**0.27**	**-0.05**
Book value per share in the quarter (Ch$)	**4.60**	**4.48**	**4.87**
Price* / Earnings (P/E)	**4.75**	**3.84**	**-19.07**
Price*/ Tangible Book Value (P/B)	**0.43**	**0.45**	**0.43**

* Closing price on the last trading day of each period.

Dividends

The Itaú CorpGroup Shareholders' Agreement (ShA) provides for the distribution of **100% of the annual net income net of the necessary reserves to comply with capital ratios defined as "Optimal Regulatory Capital" in the "Shareholders Agreement"** (whose terms are part of the "Transaction Agreement" executed on January 29, 2014). In accordance with the ShA, at our general shareholders' meeting held on March 18, 2020, our shareholders approved a dividend payout ratio of 100% of 2019 net income. As a result, in 2020, we paid an annual dividend of Ch$0.2479770771/share, equivalent to a dividend yield of 7.8%. In addition, since we reported a net loss of Ch$925,479 million for the year ended December 31, 2020, **no dividends could be distributed at our general shareholder's meeting held on March 18, 2021** in accordance with the provisions set forth in Article 78 of Law No. 18,046. Dividends can be paid exclusively from the net income for the year, after absorbing accumulated losses, if any.

For purposes of capital requirements, annual dividends are provisioned at 30%. The following table shows dividends per share distributed during the past five years:

Charge to Fiscal Year	Year paid	Net Income (Ch$ mn)¹	% Distributed	Dividend per Share (Ch$)
2016	**2017**	2,059	30%	0.001205475
2017	**2018**	57,447	40%	0.044844689
2018	**2019**	172,047	30%	0.100728627
2019	**2020**	127,065	100%	0.2479770771
2020	**2021**	(925,479)	0%	0.0000000000

1- Net Income Attributable to Shareholders (Accounting)

Itaú Corpbanca 51

Management Discussion & Analysis | Ratings

Credit Risk Ratings

International Credit Risk Rating

On a global scale, Itaú Corpbanca is rated by two internationally recognized agencies: Moody´s Investors Service ('Moody's') and Standard & Poor´s Global Ratings ('Standard & Poor's' or 'S&P').

Detailed international ratings are presented below:

Moody´s	Rating
Long term Counterparty Risk Rating (CRR)	A2
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Negative

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB
Senior unsecured bonds	BBB
Short-term issuer credit rating	A-2
Outlook	Negative

Local Credit Risk Rating

On a national scale, Itaú Corpbanca is rated by Feller Rate Clasificadora de Riesgo Ltda. ('Feller Rate') and by Clasificadora de Riesgo Humphreys Ltda. ('Humphreys').

Detailed local ratings are presented below:

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Humphreys	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Itaú Corpbanca 52

REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTARY INFORMATION Santiago, Chile, October 29, 2021 To the Shareholders and Directors of Itaú CorpBanca and its subsidiaries Introduction In connection with our review of the consolidated financial statements of Itaú CorpBanca and its subsidiaries (the “Bank”) as of September 30, 2021 and for the three-month and nine-month periods then ended, on which we issued a report without exceptions dated October 27, 2021, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Corpbanca and its subsidiaries as of September 30, 2021. Scope of the Review We conducted our review in accordance with the International Auditing Standard 720, “The auditor´s responsibility relating to other information in documents containing financial statements”. This standard establishes the procedures to be performed in the engagements of this nature. Those procedures are primarily comprised by: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis report is presented to allow additional analysis. Notwithstanding, management is responsible for the accounting information contained in the supplementary information included in the Management Discussion and Analysis report and this information should not be considered an integral part of the financial statements, therefore, our conclusion on the consolidated financial statements does not cover such information. Conclusion Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements as of September 30, 2021 and for the three-month and nine-month periods then ended, taken as a whole, prepared in accordance with the accounting standards and instructions issued by the Commission for the Financial Market. Digitally signed by Claudio Hernán Gerdtzen Sepúlveda RUT: 12.264.594-0. The digital certificate is embedded in the electronic version of this document.

Itaú Corpbanca Executive Summary Management Discussion & Analysis 54 (This page was intentionally left blank)

Itaú Corpbanca 55 CAUTION REGARDING FORWARD-LOOKING STATEMENTS Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile. These statements are based on the current expectations of Itaú Corpbanca’ s management. There are risks and uncertainties that could cause actual results to differ mate- rially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú Corpbanca or its controlling shareholders expect; (4) the business of Itaú Corpbanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú Corpbanca; and (6) Itaú Corpbanca may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú Corpbanca’ s ma- nagement. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú Corpbanca’ s financial results is included from time to time in the “Risk Factors” section of Itaú Corpbanca’ s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú Corpbanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement. CONTACT INFORMATION: Gabriel Moura CEO. Itaú Corpbanca Santiago. Chile Phone: (562) 2686-0558 IR@corpbanca.cl Rodrigo Couto CFO. Itaú Corpbanca Santiago. Chile Phone: (562) 2834-6067 rodrigo.couto@itau.cl Claudia Labbé Head of Investor Relations. Itaú Corpbanca Santiago. Chile Phone: (562) 2660-1751 claudia.labbe@itau.cl